Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-171526

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated January 11, 2012

PROSPECTUS SUPPLEMENT

(to Prospectus dated January 4, 2011)

$750,000,000

CCO Holdings, LLC

CCO Holdings Capital Corp.

    % Senior Notes due 2022

CCO Holdings, LLC and CCO Holdings Capital Corp., or the issuers, are offering $750,000,000 aggregate principal amount of our     % Senior Notes due 2022, or the notes. The notes will mature on January 31, 2022. We will pay interest on the notes on each January 31 and July 31, commencing July 31, 2012.

We may redeem some or all of the notes at any time prior to January 31, 2016 at a price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the redemption date and a “make-whole” premium, as described in this prospectus supplement. We may redeem some or all of the notes at any time on or after January 31, 2016 at the redemption prices set forth in this prospectus supplement. In addition, until January 31, 2015, we may redeem up to 35% of the aggregate principal amount of the notes using net proceeds from certain equity offerings at the redemption price set forth in this prospectus supplement. Holders may require us to repurchase the notes upon a “Change of Control Triggering Event” (as defined under “Description of Notes”). There is no sinking fund for the notes.

The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior unsecured debt. The notes will be effectively subordinated to our secured debt to the extent of the value of the assets securing such debt and to the debt and other liabilities of our subsidiaries. The notes will be guaranteed on a senior unsecured basis by Charter Communications, Inc., our indirect parent company. The notes will not be guaranteed by any of our subsidiaries.

This prospectus supplement and the accompanying prospectus include additional information about the terms of the notes, including optional redemption prices and covenants.

See “Risk Factors,” which begins on page S-15 of this prospectus supplement for a discussion of certain of the risks you should consider before investing in the notes.

	Per Note		Total
Public offering price (1)		%	$
Underwriting discount		%	$
Estimated proceeds to us, before expenses (1)		%	$

(1) Plus accrued interest from                     , 2012, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect that delivery of the notes will be made in New York, New York on or about                     , 2012.

Joint Book-Running Managers

Credit Suisse

BofA Merrill Lynch

Citigroup

Deutsche Bank Securities

UBS Investment Bank

J.P. Morgan

Co-Managers

US Bancorp Barclays Capital Morgan Joseph TriArtisan	Goldman, Sachs & Co. SunTrust Robinson Humphrey	RBC Capital Markets Morgan Stanley Credit Agricole CIB

The date of this prospectus supplement is                     , 2012.

You should rely only on the information contained in this prospectus supplement. Neither the issuers nor the underwriters have authorized anyone to provide you with any information or represent anything about the issuers, their financial results or this offering that is not contained in this prospectus supplement. If given or made, any such other information or representation should not be relied upon as having been authorized by the issuers or the underwriters. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus supplement.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the notes we are offering and certain other matters relating to us and our financial condition. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the notes we are offering. You should read this prospectus supplement along with the accompanying prospectus, as well as the documents incorporated by reference. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

S-i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), regarding, among other things, our plans, strategies and prospects, both business and financial. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions, including, without limitation, the factors described in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus supplement. Many of the forward-looking statements contained in this prospectus supplement may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative”, “positioning” and “potential,” among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus supplement are set forth in this prospectus supplement and in other reports or documents that we file from time to time with the Securities and Exchange Commission, which we refer to as the SEC, and include, but are not limited to:

—

our ability to sustain and grow revenues and free cash flow by offering video, Internet, telephone, advertising and other services to residential and commercial customers, to adequately meet the customer experience demands in our markets and to maintain and grow our customer base, particularly in the face of increasingly aggressive competition, the need for innovation and the related capital expenditures and the difficult economic conditions in the United States;

—

the impact of competition from other market participants, including but not limited to incumbent telephone companies, direct broadcast satellite operators, wireless broadband and telephone providers, and digital subscriber line (“DSL”) providers and competition from video provided over the Internet;

—	general business conditions, economic uncertainty or downturn, high unemployment levels and the level of activity in the housing sector;

—	our ability to obtain programming at reasonable prices or to raise prices to offset, in whole or in part, the effects of higher programming costs (including retransmission consents);

—	the effects of governmental regulation on our business;

—

the availability and access, in general, of funds to meet our debt obligations, prior to or when they become due, and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets; and

—

our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. We are under no duty or obligation to update any of the forward-looking statements after the date of this prospectus supplement.

INDUSTRY AND MARKET DATA

In this prospectus supplement, we rely on and refer to information and statistics regarding our industry. We obtained this market data from independent industry publications or other publicly available information. Although we believe that these sources are reliable, we and the underwriters have not independently verified and do not guarantee the accuracy and completeness of this information.

S-ii

INCORPORATION BY REFERENCE; ADDITIONAL INFORMATION

Charter Communications, Inc., the issuers’ indirect parent company, files annual, quarterly, special reports and other information with the SEC. We are incorporating by reference certain information of Charter filed with the SEC, which means that we disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. Specifically, we incorporate by reference the documents listed below and any future filings made with the SEC under Section 13 or 15(d) of the Exchange Act, as amended (the “Exchange Act”) (excluding any information furnished but not filed) prior to the termination of this offering (collectively, the “SEC Reports”):

—	Charter Communications, Inc. Annual Report on Form 10-K for the year ended December 31, 2010;

—	Charter Communications, Inc. Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011;

—	Portions of the Charter Communications, Inc. Definitive Proxy Statement filed with the SEC on March 16, 2011 that are incorporated by reference into the Annual Report; and

—

Charter Communications, Inc. Current Reports on Form 8-K filed with the SEC on January 4, 2011; January 14, 2011; January 19, 2011; January 20, 2011; January 27, 2011; February 15, 2011; March 16, 2011; March 18, 2011; April 1, 2011; April 29, 2011; May 10, 2011; May 16, 2011; July 29, 2011; August 9, 2011; September 2, 2011; October 11, 2011; December 2, 2011; December 19, 2011; December 20, 2011; December 22, 2011; December 30, 2011; and January 4, 2012.

The information in the above filings speaks only as of the respective dates thereof, or, where applicable, the dates identified therein. You may read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., in Washington, D.C., as well as the SEC’s regional offices. Please call the SEC at 1-800-SEC-0330 for further information relating to the public reference room. These SEC filings are also available to the public at the SEC’s website at www.sec.gov.

In reliance on Rule 12h-5 under the Exchange Act, neither of the issuers intends to file annual reports, quarterly reports, current reports or transition reports with the SEC. For so long as the issuers rely on Rule 12h-5, certain financial information pertaining to the issuers will be included in the financial statements of Charter Communications, Inc. filed with the SEC pursuant to the Exchange Act.

CERTAIN DEFINITIONS

When used in this prospectus supplement (other than the section “Description of Notes”), the following capitalized terms have the meanings set forth below:

“Adjusted EBITDA” has the meaning set forth in note (b) under “Selected Historical Consolidated Financial Data.”

“CC VIII” means CC VIII, LLC, a Delaware limited liability company.

“CCH I” means CCH I, LLC, a Delaware limited liability company.

“CCH II” means collectively, CCH II, LLC, a Delaware limited liability company, and CCH II Capital Corp., a Delaware corporation.

“CCO Holdings” means CCO Holdings, LLC, a Delaware limited liability company.

S-iii

“CCO Holdings Capital” means CCO Holdings Capital Corp., a Delaware corporation, a wholly-owned subsidiary of CCO Holdings.

“Charter” means Charter Communications, Inc., a Delaware corporation, the guarantor of the Notes.

“Charter Holdco” means Charter Communications Holding Company, LLC, a Delaware limited liability company.

“Charter Operating” means Charter Communications Operating, LLC, a Delaware limited liability company.

“Charter Operating Entities” means collectively, Charter Operating and Charter Communications Operating Capital Corp., a Delaware corporation.

“Free Cash Flow” means net cash flows from operating activities, less capital expenditures and changes in accrued expenses related to capital expenditures.

“GAAP” means accounting principles generally accepted in the United States.

“Issuer” means either of the Issuers as the context requires.

“Issuers” means CCO Holdings, LLC, excluding its subsidiaries, and CCO Holdings Capital Corp.

“Notes” means the     % Senior Notes due 2022 offered hereby.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

This summary contains a general discussion of our business, the offering of the Notes and summary financial information. It does not contain all the information that you should consider before investing in the Notes. You should read this entire prospectus supplement and the related documents to which we refer. Unless noted, all business data included in this summary is as of September 30, 2011.

For definitions of certain capitalized terms used in the prospectus supplement that are not defined elsewhere herein, see “Certain Definitions.” For a chart showing our ownership structure, see page S-5. CCO Holdings is an indirect subsidiary of Charter. CCO Holdings is a holding company with no operations of its own. CCO Holdings Capital is a wholly-owned subsidiary of CCO Holdings. CCO Holdings Capital is a company with no operations of its own and no subsidiaries.

Unless stated otherwise, the discussion in this prospectus supplement of our business includes the business of Charter and its direct and indirect subsidiaries. Unless the context otherwise requires, the terms “we,” “us” and “our” refer to Charter and its direct and indirect subsidiaries on a consolidated basis.

Unless otherwise stated, all information presented herein on “a pro forma as adjusted basis for the Transactions” is based on the assumptions described under “Capitalization.”

Our Business

We are among the largest providers of cable services in the United States, offering a variety of entertainment, information and communications solutions to residential and commercial customers. Our infrastructure consists of a hybrid of fiber and coaxial cable plant passing approximately 11.9 million homes, with 98% of homes passed at 550 megahertz (“MHz”) or greater and 97% of plant miles two-way active. A national Internet Protocol (IP) infrastructure interconnects all Charter markets.

For the nine months ended September 30, 2011, we generated approximately $5.4 billion in revenue, of which approximately 50% was generated from our residential video service. For the year ended December 31, 2010, we generated approximately $7.1 billion in revenue, of which approximately 52% was generated from our residential video service. We also generated revenue from Internet, telephone service and advertising. Residential and commercial Internet and telephone service contributed the majority of the recent growth in our revenue.

As of September 30, 2011, we served approximately 5.2 million customers. We sell our video, Internet and telephone services primarily on a subscription basis, often in a bundle of two or more services, providing savings and convenience to our customers. Bundled services are available to approximately 97% of our homes passed, and approximately 62% of our customers subscribe to a bundle of services.

We served approximately 4.1 million residential video customers as of September 30, 2011, and approximately 78% of our video customers subscribed to digital video service. Digital video enables our customers to access advanced video services such as high definition television, Charter OnDemandTM (“OnDemand”) video programming, an interactive program guide and digital video recorder (“DVR”) service.

We also served approximately 3.4 million residential Internet customers as of September 30, 2011. Our Internet service is available in a variety of download speeds up to 60 megabits per second (“Mbps”). We also offer home networking service, or Wi-Fi, enabling our customers to connect up to five computers wirelessly in the home.

We provided telephone service to approximately 1.8 million residential customers as of September 30, 2011. Our telephone services typically include unlimited local and long distance calling to the U.S., Canada and Puerto Rico, plus other features, including voicemail, call waiting and caller ID.

Through Charter Business®, we provide scalable, tailored broadband communications solutions to business organizations, such as business-to-business Internet access, data networking, fiber connectivity to cellular towers, video and music entertainment services and business telephone. As of September 30, 2011, we served approximately 464,900 commercial primary service units, including small- and medium-sized commercial customers. Our advertising sales division, Charter Media®, provides local, regional and national businesses with the opportunity to advertise in individual markets on cable television networks.

We have a history of net losses. Our net losses are principally attributable to insufficient revenue to cover the combination of operating expenses, interest expenses that we incur because of our debt and depreciation expenses resulting from the capital investments we have made, and continue to make, in our cable properties, and starting in 2010, amortization expenses resulting from the application of fresh start accounting.

On March 27, 2009, we and certain affiliates filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), to reorganize under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”). The Chapter 11 cases were jointly administered under the caption In re Charter Communications, Inc., et al., Case No. 09-11435. On May 7, 2009, we filed a Joint Plan of Reorganization (the “Plan”) and a related disclosure statement with the Bankruptcy Court. The Plan was confirmed by the Bankruptcy Court on November 17, 2009 (the “Confirmation Order”), and became effective on November 30, 2009 (the “Effective Date”), the date on which we emerged from protection under Chapter 11 of the Bankruptcy Code.

The terms “Charter,” “we,” “our” and “us,” when used in this report with respect to the period prior to Charter’s emergence from bankruptcy, are references to the Debtors (“Predecessor”) and, when used with respect to the period commencing after Charter’s emergence, are references to Charter (“Successor”). These references include the subsidiaries of Predecessor or Successor, as the case may be, unless otherwise indicated or the context requires otherwise.

Recent Events

Issuance of Senior Notes due 2020 and 2011 Tender Offers

On December 14, 2011, the Issuers completed the public sale of $750 million aggregate principal amount of 7.375% Senior Notes due 2020 (the “2020 Notes”). The Issuers’ payment obligations under the 2020 Notes are fully and unconditionally guaranteed on a senior unsecured basis by Charter.

The 2020 Notes resulted in net proceeds of approximately $740 million after deducting underwriting discounts and commissions. The net proceeds of the 2020 Notes together with proceeds of the Term Loan A referred to below were used: (i) by Charter Operating to purchase approximately $407 million aggregate principal amount of Charter Operating 8.0% senior second-lien notes due 2012 (the “2012 Notes”) and approximately $234 million aggregate principal amount of 10.875% senior second-lien notes due 2014 (the “2014 Notes”), (ii) by CCH II to purchase approximately $286 million aggregate principal amount of CCH II 13.5% senior notes due 2016 (the “2016 Notes” and together with the 2012 Notes and the 2014 Notes, the “Notes”) pursuant to a tender offer (the “2011 Tender Offers”), (iii) to make an intercompany loan to Charter Operating, and (iv) for general corporate purposes. Charter Operating and CCH II closed on the purchases of the Notes accepted in the 2011 Tender Offers on December 29, 2011.

Term Loan A

On December 19, 2011, Charter Operating executed an Incremental Activation Notice (the “Notice”) amending the existing credit agreement, dated as of March 18, 1999, as amended and restated as of March 31, 2010 (the “Existing Credit Facility”). The Notice established a new tranche of Term Loan A commitments (“Term Loan A”) in an aggregate principal amount of $750 million of which $250 million was drawn on December 19, 2011 (the “Term Loan A Financing”). The unused portion of the Term Loan A is available in a single drawing through March 15, 2012.

The Notice provides for certain definitive changes to provisions of the Existing Credit Facility to accommodate the new Term Loan A lenders and the related definitions in the Notice. The maturity date of the Term Loan A is May 15, 2017. Term Loan A bears interest at LIBOR plus 2.25% or ABR plus 1.25%, as applicable.

The Term Loan A lenders agreed to vote in favor of certain future amendments to the Existing Credit Facility, should Charter and Charter Operating decide to pursue such future amendments.

Stock Repurchases

On December 29, 2011, Charter announced that it completed the share repurchase program announced on August 9, 2011 by acquiring approximately 4.125 million shares of Charter’s Class A common stock for a total of $200 million, or an average of $48.48 per share. In addition, following approval by a committee of independent directors of the Board of Directors of Charter advised by UBS Investment Bank, Charter agreed to purchase an additional 5.891 million shares in privately negotiated transactions for a total of $321 million, or an average of $54.46 per share (the “Stock Repurchases”). Charter entered into a stock repurchase agreement with a shareholder to purchase 750,000 shares at $55.18, a 1% discount to the closing price on December 22, 2011. Charter subsequently agreed to acquire approximately an aggregate of 5.141 million shares from certain funds affiliated with Oaktree Capital Management and Apollo Management Holdings at the price of $54.35 per share, a 3.5% discount to the December 23, 2011 closing price.

President and Chief Executive Officer

On December 19, 2011, Charter announced that Thomas Rutledge had been appointed President and Chief Executive Officer of Charter effective February 13, 2012 and would also become a member of the Board of Directors of Charter at that time. Mr. Rutledge, 58, joins Charter from Cablevision, where he has served as Chief Operating Officer since 2004. A 34-year cable industry veteran, Mr. Rutledge previously served as president of Time Warner Cable.

2011 Results

Charter has met its expectation for the roll out of Data Over Cable Service Interface Specification (DOCSIS) 3.0 to approximately 94% of its homes passed and the roll out of switched digital video to approximately 87% of its homes passed. Charter also had capital expenditures of approximately $1.3 billion for the year ended December 31, 2011.

Following the progress of strategic network and customer experience investments, during the fourth quarter of 2011, Charter pursued an aggressive customer acquisition strategy and increased spending to pursue increased net customer gain, particularly in high speed Internet where Charter also increased the upload and download speeds of its products in December. As a result, residential primary service unit net gains in the fourth quarter of 2011 were significantly higher than the fourth quarter of 2010 and high speed Internet customer net gains doubled in the fourth quarter of 2011 compared to the same period in 2010. However, Charter continued to experience some softness in revenue in the face of economic conditions, timing of customer acquisition in the quarter, and aggressive promotional offers in the market from hard line overbuilders, direct broadcast satellite companies and direct service line (DSL) providers. During the quarter, Charter increased spending on marketing and investments in customer experience to drive the improved net gain activity. These costs and resulting increases in installations and commission costs will reduce Adjusted EBITDA growth on a year over year basis for the fourth quarter of 2011 particularly in light of certain one-time benefits that occurred in the fourth quarter of 2010.

2012 Tender Offer and Consent Solicitation

Concurrently with this offering, we launched a tender offer and consent solicitation (collectively, the “Tender Offer”) to use up to $843 million of cash, subject to certain terms and conditions, to purchase (i) any and all of the 2012 Notes and the 2014 Notes and (ii) an amount of the 2016 Notes (together with the 2012 Notes and 2014 Notes, the “Subject Notes”) the maximum of which will be the lesser of $250 million or $843 million less the total amount expended (excluding accrued interest) to purchase 2012 Notes and 2014 Notes tendered, and to solicit consents to certain amendments to the 2012 Notes and 2014 Notes. We will use the proceeds of the notes offered hereby, together with borrowings under our revolving credit facility and cash on hand to purchase Subject Notes tendered in the Tender Offer.

In this prospectus supplement, we refer to this offering, the borrowing under our revolving credit facility, the Term Loan A Financing, the Stock Repurchases, the 2011 Tender Offers and the Tender Offer as the “Transactions.” This prospectus supplement is not an offer to purchase or a solicitation of an offer to sell with respect to the Subject Notes. The Tender Offer is being made solely pursuant to the Offer to Purchase and Consent Solicitation Statement related thereto.

Redemption of 2014 Notes

Charter’s Board of Directors authorized the redemption of the 2014 Notes. Charter expects to redeem any 2014 Notes not acquired in the Tender Offer on or about March 15, 2012, the earliest date the 2014 Notes may be redeemed without a make whole premium.

Our Corporate Information

Our principal executive offices are located at 12405 Powerscourt Drive, St. Louis, Missouri 63131. Our telephone number is (314) 965-0555, and we have a website accessible at www.charter.com. Since January 1, 2002, our annual reports, quarterly reports and current reports on Form 8-K, and all amendments thereto, have been made available on our website free of charge as soon as reasonably practicable after they have been filed. The information posted on our website is not incorporated into this prospectus supplement and is not part of this prospectus supplement.

Legal Entity Structure

The chart below sets forth our entity structure and that of the Issuers’ direct and indirect parent companies and subsidiaries. This chart does not include all of our affiliates and subsidiaries and, in some cases, we have combined separate entities for presentation purposes. The equity ownership percentages shown below are approximations as of September 30, 2011 and do not give effect to any exercise of the outstanding warrants. Indebtedness amounts shown below are principal amounts as of September 30, 2011.

(1) CCH II:

13.500% senior notes due 2016 (approximately $1.8 billion principal amount outstanding)

Guarantee: All notes are guaranteed on a senior unsecured basis by Charter.

Security Interest: None.

(2) CCO Holdings:

7.250% senior notes due 2017 ($1.0 billion principal amount outstanding)

7.875% senior notes due 2018 ($900 million principal amount outstanding)

7.000% senior notes due 2019 ($1.4 billion principal amount outstanding)

8.125% senior notes due 2020 ($700 million principal amount outstanding)

6.500% senior notes due 2021 ($1.5 billion principal amount outstanding)

CCO Holdings credit facility ($350 million principal amount outstanding)

Guarantee: The senior notes and the credit facility are guaranteed on a senior unsecured basis by Charter.

Security Interest: The obligations of CCO Holdings under the credit facility are secured by a lien on CCO Holdings’ equity interest in Charter Operating and all proceeds of such equity interest, junior to the liens of the holders of the senior second-lien notes listed under item (3) below.

(3) Charter Operating:

8.000% senior second-lien notes due 2012 ($907 million principal amount outstanding)

10.875% senior second-lien notes due 2014 ($546 million principal amount outstanding)

Charter Operating credit facility (approximately $3.4 billion principal amount outstanding)

Guarantee: All Charter Operating senior second-lien notes are guaranteed by CCO Holdings and those subsidiaries of Charter Operating that are guarantors of, or otherwise obligors with respect to, indebtedness under the Charter Operating credit facilities. The Charter Operating credit facility is guaranteed by CCO Holdings and certain subsidiaries of Charter Operating.

Security Interest: The Charter Operating senior second-lien notes and related guarantees are secured by a second-priority lien on substantially all of Charter Operating’s and certain of its subsidiaries’ assets that secure the obligations of Charter Operating or any subsidiary of Charter Operating with respect to the Charter Operating credit facilities. The Charter Operating credit facilities are secured by a first-priority lien on substantially all of the assets of Charter Operating and its subsidiaries and a pledge by CCO Holdings of its equity interests in Charter Operating.

The Offering

The summary below describes the principal terms of the offering and the Notes. Some of the terms and conditions described below are subject to important limitations and exceptions. You should carefully read the “Description of Notes” for a more detailed description of the offering and the Notes.

Issuers	CCO Holdings, LLC and CCO Holdings Capital Corp.

Notes Offered	$750,000,000 aggregate principal amount of % Senior Notes due 2022.

Maturity	The Notes will mature on January 31, 2022.

Interest Payment Dates	January 31 and July 31 of each year, beginning on July 31, 2012.

Ranking	The Notes will be:

—	the general unsecured obligations of the Issuers;

—	effectively subordinated in right of payment to any future secured debt of the Issuers, to the extent of the value of the assets securing such debt;

—	equal in right of payment to the Issuers’ existing senior notes and any future unsubordinated, unsecured debt of the Issuers;

—	structurally senior to the outstanding senior notes of CCH II;

—	senior in right of payment to any future subordinated debt of the Issuers;

—

structurally subordinated to all debt and other liabilities (including trade payables) of the Issuers’ subsidiaries, including indebtedness under the Charter Operating credit facilities and the Charter Operating Entities’ senior second-lien notes; and

—	guaranteed on a senior unsecured basis by Charter (which guarantee is structurally junior to all debt and liabilities of all of Charter’s subsidiaries).

As of September 30, 2011, on a pro forma as adjusted basis for the Transactions, the total principal amount of debt and intercompany loans of CCO Holdings and its subsidiaries would have totaled approximately $12.1 billion, and the Notes would have been structurally subordinated to approximately $5.4 billion. As of September 30, 2011, on a pro forma as adjusted basis for the Transactions, CCO Holdings’ subsidiary would have approximately an additional $1.1 billion available for future borrowings under senior secured credit facilities, which would be structurally senior in right of payment to the Notes.

Guarantee	Charter will unconditionally guarantee the Notes on a senior unsecured basis. If the Issuers cannot make payments on the Notes, Charter must make them.

Optional Redemption	The Notes may be redeemed in whole or in part at our option from time to time as described in the section “Description of Notes—Optional Redemption.”

At any time prior to January 31, 2015, the Issuers may redeem up to 35% of the Notes in an amount not to exceed the amount of proceeds of one or more public equity offerings at a price equal to % of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, provided that at least 65% of the original aggregate principal amount of the Notes (including any additional Notes of such series) issued remains outstanding after such redemption.

Restrictive Covenants	The indenture governing the Notes will, among other things, restrict CCO Holdings’ ability and the ability of certain of its subsidiaries to:

—	pay dividends on stock or repurchase stock;

—	make investments;

—	borrow money;

—	grant liens;

—	sell all or substantially all of our assets or merge with or into other companies;

—	use the proceeds from sales of assets and subsidiaries’ stock;

—	in the case of our restricted subsidiaries, create or permit to exist dividend or payment restrictions; and

—	engage in certain transactions with affiliates.

These covenants are subject to important exceptions and qualifications as described under “Description of Notes—Certain Covenants,” including provisions allowing CCO Holdings and certain of its subsidiaries, as long as the leverage ratio of CCO Holdings and certain of its subsidiaries is below 6.0 to 1.0, to make investments, including designating restricted subsidiaries as unrestricted subsidiaries or making investments in unrestricted subsidiaries. Subject to certain exceptions and limitations, CCO Holdings is also permitted under these covenants to provide funds to its parent companies to pay interest on, or retire or repurchase, their debt obligations.

During the time, if any, that the Notes are rated investment grade by both Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc. and certain other conditions are met, many of the restrictive covenants contained in the indenture governing the Notes will cease to be in effect. See “Description of Notes—Certain Covenants.”

Change of Control	Following a Change of Control Triggering Event, as defined in “Description of Notes—Certain Definitions,” the Issuers will be required to offer to purchase all of the Notes at a purchase price of 101% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase thereof.

Absence of Market for the Notes	Prior to this offering, there was no existing market for the Notes. We do not intend to apply for the Notes to be listed on any securities exchange or to arrange for any quotation system to quote them.

If the underwriters make a market in the Notes they may discontinue any market making in the Notes at any time in their sole discretion. Accordingly, we cannot assure you that liquid markets will develop for the Notes.

Use of Proceeds	We intend to use the proceeds of this offering (i) to fund the Tender Offer for the Subject Notes, (ii) to pay fees and expenses related to this offering, and (iii) for general corporate purposes. Certain of the underwriters and/or their affiliates hold the Subject Notes and may receive a portion of the proceeds of this offering to the extent they tender their notes in the Tender Offer. Certain affiliates of the Issuers, including affiliates of Apollo Management, LLC, may hold Subject Notes and may receive a portion of the proceeds of this offering to the extent they tender their notes in the Tender Offer. See “Use of Proceeds.”

You should carefully consider all of the information in this prospectus supplement. In particular, you should evaluate the information under “Risk Factors” for a discussion of risks associated with an investment in the Issuers and the Notes.

For more complete information about the Notes, see “Description of Notes.”

Selected Historical Consolidated Financial Data

The following table presents summary financial and other data for Charter and its subsidiaries. The summary consolidated financial data has been derived from (i) the audited consolidated financial statements of Charter and its subsidiaries for the year ended December 31, 2010 (Successor Company), the one month ended December 31, 2009 (Successor Company), the eleven months ended November 30, 2009 (Predecessor Company), and for the year ended December 31, 2008 (Predecessor Company), contained in our Annual Report on Form 10-K filed March 1, 2011, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, and (ii) the unaudited consolidated financial statements of Charter and its subsidiaries for the nine months ended September 30, 2011 and 2010 (Successor Company) contained in our Quarterly Report on Form 10-Q filed November 1, 2011, which is incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary financial data should be read in conjunction with the consolidated financial statements (described above) and the related notes. The summary operating data is not derived from the audited consolidated financial statements.

Upon our emergence from bankruptcy, we adopted fresh start accounting. In accordance with GAAP, the audited consolidated financial statements present the results of operations and the sources and uses of cash for (i) the eleven months ended November 30, 2009 of the Predecessor and (ii) the one month ended December 31, 2009 of the Successor. However, for purposes of summary consolidated financial data in this prospectus supplement, we have combined the current year results of operations and sources and uses of cash for the Predecessor and the Successor. The results of operations and sources and uses of cash of the Predecessor and Successor are not comparable due to the change in basis resulting from the emergence from bankruptcy.

We believe the combined consolidated financial data for the twelve months ended December 31, 2009 provide management and investors with a more meaningful perspective on our ongoing financial and operational performance and trends than if we did not combine the results of operations of the Predecessor and the Successor in this manner.

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	Predecessor 2008	Combined 2009	Successor 2010	Successor 2010	Successor 2011
	(In millions)
		(Audited)		(Unaudited)
Statement of Operations Data:
Revenues:
Video (a)	$3,692	$3,686	$3,689	$2,776	$2,710
High-speed Internet	1,356	1,476	1,606	1,201	1,264
Telephone (a)	583	750	823	612	641
Commercial	392	446	494	365	426
Advertising Sales	308	249	291	206	211
Other (a)	148	148	156	115	118

Total revenues	6,479	6,755	7,059	5,275	5,370

Costs and Expenses:
Operating (excluding depreciation and amortization) (a)	2,807	2,909	3,064	2,317	2,344
Selling, general and administrative (a)	1,386	1,380	1,422	1,060	1,062
Depreciation and amortization	1,310	1,316	1,524	1,134	1,181
Impairment of franchises	1,521	2,163	—	—	—
Other operating (income) expenses, net	69	(34)	25	19	7

Total costs and expenses	7,093	7,734	6,035	4,530	4,594

Income (loss) from operations	(614)	(979)	1,024	745	776
Interest expense, net	(1,905)	(1,088)	(877)	(645)	(718)
Change in value of derivatives	(29)	(4)	—	—	—
Gain due to Plan effects	—	6,818	—	—	—
Gain due to fresh start accounting adjustments	—	5,659	—	—	—
Reorganization items, net	—	(647)	(6)	(6)	(2)
Gain (loss) on extinguishment of debt	4	—	(85)	(38)	(124)
Other income (expense), net	(6)	(1)	2	3	(2)

Income (loss) before income taxes	(2,550)	9,758	58	59	(70)
Income tax benefit (expense)	103	343	(295)	(211)	(232)

Consolidated net income (loss)	(2,447)	10,101	(237)	(152)	(302)
Less: Net (income) loss—noncontrolling interest	(4)	1,265	—	—	—

Net Income (loss)—Charter shareholders	$(2,451)	$11,366	$(237)	$(152)	$(302)

	For the Years Ended December 31,					For the Nine Months Ended September 30,
	Predecessor 2008	Combined 2009		Successor 2010		Successor 2010		Successor 2011
	(Dollars in millions)
		(Audited)				(Unaudited)
Other Financial Data:
Cash flows from operating activities	$399	$594		$1,911		$1,422		$1,312
Cash flows from investing activities	$(1,210)	$(1,304)		$(1,170)		$(962)		$(1,104)
Cash flows from financing activities	$1,696	$504		$(1,463)		$(532)		$(208)
Adjusted EBITDA (b)	$2,319	$2,493		$2,599		$1,915		$1,989
Capital expenditures	$1,202	$1,134		$1,209		$948		$984
Ratio of earnings to fixed charges (c)	N/A	8.05	x	1.07	x	1.09	x	N/A
Deficiency of earnings to cover fixed charges (c)	$2,550	N/A		N/A		N/A		$70
Operating Data (end of period):
Video (d)	4,779,000	4,562,900		4,278,400		4,399,900		4,135,800
Internet (e)	2,875,200	3,062,300		3,246,100		3,238,700		3,424,100
Phone (f)	1,325,900	1,556,000		1,717,000		1,688,000		1,763,800

Residential PSUs (g)	8,980,100	9,181,200		9,241,500		9,326,600		9,323,700
Video (d)(h)	266,700	261,100		242,000		252,800		235,100
Internet (e)	112,800	120,700		138,500		134,300		156,000
Phone (f)	28,300	39,900		59,900		54,900		73,800

Commercial PSUs (g)	407,800	421,700		440,400		442,000		464,900
Digital Video RGUs (i)	3,133,400	3,218,100		3,363,200		3,379,300		3,400,900

Total RGUs (j)	12,521,300	12,821,000		13,045,100		13,147,900		13,189,500

	Successor As of
	December 31, 2010	September 30, 2011
	(In millions)
	(Audited)	(Unaudited)
Balance Sheet Data (end of period):
Investment in cable properties	$15,027	$14,923
Total assets	$15,707	$15,638
Total debt	$12,306	$12,581
Charter shareholders’ equity	$1,478	$864

(a)	Certain prior year amounts have been reclassified to conform with the 2010 presentation, including the reflection of franchise fees, equipment rental and video customer installations revenue as video revenue, and telephone regulatory fees as telephone revenue, rather than other revenue, and service expenses related to commercial have been reclassified from selling, general and administrative expense into operating expense.

(b)	We use certain measures that are not defined by GAAP to evaluate various aspects of our business. Adjusted EBITDA is a non-GAAP financial measure and should be considered in addition to, not as a substitute for, consolidated net income (loss) reported in accordance with GAAP. This term, as defined by us, may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA is reconciled to consolidated net income (loss) below.

Adjusted EBITDA is defined as consolidated net income (loss) plus net interest expense, income taxes, depreciation and amortization, gains realized due to Plan effects and fresh start accounting adjustments, reorganization items, impairment of franchises, stock compensation expense, gain (loss) on extinguishment of debt, change in value of derivatives and other operating expenses, such as special charges and loss on sale or retirement of assets. As such, it eliminates the significant non-cash depreciation and amortization expense that results from the capital-intensive nature of our businesses as well as other non-cash or non-recurring items, and is unaffected by our capital structure or investment activities. Adjusted EBITDA is used by management and Charter’s board of directors to evaluate the performance of our business. For this reason, it is a significant component of Charter’s annual incentive compensation program. However, this measure is limited in that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues and our cash cost of financing. Management evaluates these costs through other financial measures.

We believe that Adjusted EBITDA provides information useful to investors in assessing our performance and our ability to service our debt, fund operations and make additional investments with internally generated funds. In addition, Adjusted EBITDA generally correlates to the leverage ratio calculation under our credit facilities or outstanding notes to determine compliance with the covenants contained in the facilities and notes (all such documents have been previously filed with the SEC). For the purpose of calculating compliance with leverage covenants, we use Adjusted EBITDA, as presented, excluding certain expenses paid by our operating subsidiaries to other Charter entities. Our debt covenants refer to these expenses as management fees which fees were in the amount of $131 million, $136 million and $144 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $105 million and $110 million for the nine months ended September 30, 2010 and 2011, respectively.

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	Predecessor 2008	Combined 2009	Successor 2010	Successor 2010	Successor 2011
	(In millions)
Consolidated net income (loss)	$(2,447)	$10,101	$(237)	$(152)	$(302)
Plus: Interest expense, net	1,905	1,088	877	645	718
Income tax (benefit) expense	(103)	(343)	295	211	232
Depreciation and amortization	1,310	1,316	1,524	1,134	1,181
Impairment charges	1,521	2,163	—	—	—
Stock compensation expense	33	27	26	17	25
(Gain) loss due to bankruptcy related items	—	(11,830)	6	6	2
Change in value of derivatives	29	4	—	—	—
(Gain) loss on extinguishment of debt	(4)	—	85	38	124
Other, net	75	(33)	23	16	9

Adjusted EBITDA	$2,319	$2,493	$2,599	$1,915	$1,989

(c)	Earnings include net income (loss) plus fixed charges. Fixed charges consist of interest expense and an estimated interest component of rent expense.

(d)	“Video customers” represent those customers who subscribe to our video cable services.

(e)	“Internet customers” represent those customers who subscribe to our Internet service.

(f)	“Phone customers” represent those customers who subscribe to our phone service.

(g)	“Primary Service Units” or “PSUs” represent the total of video, Internet and phone customers.

(h)

Included within commercial video customers are those in commercial and multi-dwelling structures, which are calculated on an equivalent bulk unit (“EBU”) basis. We calculate EBUs by dividing the bulk price charged to accounts in an area by the published rate charged to non-bulk residential customers in that market for the comparable tier of service. This EBU method of estimating video customers is consistent with the methodology used in determining costs paid to programmers and is consistent with the methodology used by other multiple system operators (MSOs). As we increase our published video rates to residential customers without a corresponding increase in the prices charged to commercial service or multi-dwelling customers, our EBU count will decline even if there is no real loss in commercial service or multi-dwelling customers.

(i)	“Digital Video RGUs” include all video customers that rent one or more digital set-top boxes or cable cards.

(j)	“Revenue Generating Units” or “RGUs” represent the total of all video, digital video, Internet and phone customers, not counting additional outlets within one household. For example, a customer who receives two types of service (such as basic video and digital video) would be treated as two RGUs, and if that customer added Internet service, the customer would be treated as three RGUs. This statistic is computed in accordance with the guidelines of the National Cable & Telecommunications Association (“NCTA”).

Ratio of Consolidated Earnings to Fixed Charges

Charter Communications, Inc. and Subsidiaries

	For the Years Ended December 31,					For the Nine Months Ended September 30,
	Predecessor 2008	Combined 2009 (1)		Successor 2010		Successor 2010		Successor 2011
Earnings
Income (Loss) before Noncontrolling Interest and Income Taxes	$(2,550)	$9,758		$58		$59		$(70)
Fixed Charges	1,912	1,384		885		651		724

Total Earnings	$(638)	$11,142		$943		$710		$654

Fixed Charges
Interest Expense	$1,872	$1,067		$853		$630		$690
Interest Expense Included Within Reorganization Items, Net	—	289		—		—		—
Amortization of Debt Costs	33	21		24		15		28
Interest Element of Rentals	7	7		8		6		6

Total Fixed Charges	$1,912	$1,384		$885		$651		$724

Ratio of Earnings to Fixed Charges (2)	—	8.05	x	1.07	x	1.09	x	—

(1)	Upon our emergence from bankruptcy, we adopted fresh start accounting, which resulted in an $11.8 billion gain due to bankruptcy related items during the eleven months ended November 30, 2009. In accordance with GAAP, the audited consolidated financial statements present the results of operations for (i) the eleven months ended November 30, 2009 of the Predecessor and (ii) the one month ended December 31, 2009 of the Successor. However, for purposes of ratio of consolidated earnings to fixed charges in this prospectus supplement, we have combined the 2009 results of operations for the Predecessor and the Successor.

(2)	Earnings for the year ended December 31, 2008 and nine months ended September 30, 2011 were insufficient to cover fixed charges by $2.6 billion and $70 million, respectively. As a result of such deficiencies, the ratios are not presented above.

RISK FACTORS

You should carefully consider the risk factors set forth below and the risk factors incorporated herein by reference to Charter’s Form 10-K for the year ended December 31, 2010 and Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011, as well as the other information contained in this prospectus supplement before deciding whether to invest in the Notes. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. However, the selected risks described below and the risks that are incorporated herein by reference to Charter’s Form 10-K for the year ended December 31, 2010 and Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011 are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. In such a case, we may not be able to make payments of principal and interest on the Notes, and you may lose all or part of your original investment.

Risks Related to Our Significant Indebtedness and the Notes

We have a significant amount of debt and may incur significant additional debt, including secured debt, in the future, which could adversely affect our financial health and our ability to react to changes in our business.

We have a significant amount of debt and may (subject to applicable restrictions in our debt instruments) incur additional debt in the future. As of September 30, 2011, our total principal amount of debt was approximately $12.5 billion.

Because of our significant indebtedness, our ability to raise additional capital at reasonable rates, or at all, is uncertain, and the ability of our subsidiaries to make distributions or payments to their parent companies is subject to availability of funds and restrictions under applicable debt instruments and under applicable law.

Our significant amount of debt could have other important consequences. For example, the debt will or could:

—	make us vulnerable to interest rate increases, because approximately 14% of our borrowings are, and may continue to be, subject to variable rates of interest;

—	expose us to increased interest expense to the extent we refinance existing debt, particularly our bank debt, with higher cost debt;

—

require us to dedicate a significant portion of our cash flow from operating activities to make payments on our debt, reducing our funds available for working capital, capital expenditures, and other general corporate expenses;

—	limit our flexibility in planning for, or reacting to, changes in our business, the cable and telecommunications industries, and the economy at large;

—	place us at a disadvantage compared to our competitors that have proportionately less debt;

—	adversely affect our relationship with customers and suppliers;

—	limit our ability to borrow additional funds in the future, or to access financing at the necessary level of the capital structure, due to applicable financial and restrictive covenants in our debt;

—	make it more difficult for us to obtain financing;

—	make it more difficult for us to satisfy our obligations to the holders of our notes and for us to satisfy our obligations to the lenders under our credit facilities; and

—	limit future increases in the value, or cause a decline in the value of our equity, which could limit our ability to raise additional capital by issuing equity.

If current debt amounts increase, the related risks that we now face will intensify.

The agreements and instruments governing our debt contain restrictions and limitations that could significantly affect our ability to operate our business, as well as significantly affect our liquidity.

Our credit facilities and the indentures governing our debt contain a number of significant covenants that could adversely affect our ability to operate our business, our liquidity, and our results of operations. These covenants restrict, among other things, our and our subsidiaries’ ability to:

—	incur additional debt;

—	repurchase or redeem equity interests and debt;

—	issue equity;

—	make certain investments or acquisitions;

—	pay dividends or make other distributions;

—	dispose of assets or merge;

—	enter into related party transactions; and

—	grant liens and pledge assets.

Additionally, the Charter Operating credit facilities require Charter Operating to comply with a maximum total leverage covenant and a maximum first lien leverage covenant. The breach of any covenants or obligations in our indentures or credit facilities, not otherwise waived or amended, could result in a default under the applicable debt obligations and could trigger acceleration of those obligations, which in turn could trigger cross defaults under other agreements governing our long-term indebtedness. In addition, the secured lenders under the Charter Operating credit facilities, the holders of the Charter Operating senior second-lien notes, and the secured lenders under the CCO Holdings credit facility could foreclose on their collateral, which includes equity interests in our subsidiaries, and exercise other rights of secured creditors. Any default under those credit facilities or the indentures governing our debt could adversely affect our growth, our financial condition, our results of operations and our ability to make payments on our notes and credit facilities, and could force us to seek the protection of the bankruptcy laws.

We depend on generating (and having available to the applicable obligor) sufficient cash flow to fund our debt obligations, capital expenditures, and ongoing operations.

We are dependent on our cash on hand and free cash flow to fund our debt obligations, capital expenditures and ongoing operations.

Our ability to service our debt and to fund our planned capital expenditures and ongoing operations will depend on our ability to continue to generate cash flow and our access (by dividend or otherwise) to additional liquidity sources at the applicable obligor. Our ability to continue to generate cash flow is dependent on many factors, including:

—	our ability to sustain and grow revenues and free cash flow by offering video, Internet, telephone, advertising and other services to residential and commercial customers, to adequately meet the customer experience demands in our markets and to maintain and grow our customer base, particularly in the face of increasingly aggressive competition, the need for innovation and the related capital expenditures and the difficult economic conditions in the United States;

—

the impact of competition from other market participants, including but not limited to incumbent telephone companies, direct broadcast satellite operators, wireless broadband and telephone providers and DSL providers and competition from video provided over the Internet;

—	general business conditions, economic uncertainty or downturn, high unemployment levels and the level of activity in the housing sector;

—	our ability to obtain programming at reasonable prices or to raise prices to offset, in whole or in part, the effects of higher programming costs (including retransmission consents); and

—	the effects of governmental regulation on our business.

Some of these factors are beyond our control. If we are unable to generate sufficient cash flow or we are unable to access additional liquidity sources, we may not be able to service and repay our debt, operate our business, respond to competitive challenges, or fund our other liquidity and capital needs.

Restrictions in our subsidiaries’ debt instruments and under applicable law limit their ability to provide funds to us and our subsidiaries that are debt issuers.

Our primary assets are our equity interests in our subsidiaries. Our operating subsidiaries are separate and distinct legal entities and are not obligated to make funds available to us for payments on our notes or other obligations in the form of loans, distributions, or otherwise. Charter Operating’s and CCO Holdings’ ability to make distributions to us or the applicable debt issuers to service debt obligations is subject to their compliance with the terms of their credit facilities and indentures, and restrictions under applicable law. Under the Delaware Limited Liability Company Act (the “Act”), our subsidiaries may only make distributions if the relevant entity has “surplus” as defined in the Act. Under fraudulent transfer laws, our subsidiaries may not pay dividends if the relevant entity is insolvent or is rendered insolvent thereby. The measures of insolvency for purposes of these fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an entity would be considered insolvent if:

—	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

—

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

—	it could not pay its debts as they became due.

While we believe that our relevant subsidiaries currently have surplus and are not insolvent, there can otherwise be no assurance that these subsidiaries will not become insolvent or will be permitted to make distributions in the future in compliance with these restrictions in amounts needed to service our indebtedness. Our direct or indirect subsidiaries include the borrowers under the CCO Holdings credit facility and the borrowers and guarantors under the Charter Operating credit facilities. Charter Operating is also an obligor, and its subsidiaries are guarantors under senior second-lien notes, and CCO Holdings is an obligor under its senior notes. As of September 30, 2011, on a pro forma as adjusted basis for the Transactions, the total principal amount of debt and intercompany loans of CCO Holdings and its subsidiaries would have totaled approximately $12.1 billion, and the Notes would have been structurally subordinated to approximately $5.4 billion. As of

September 30, 2011, on a pro forma as adjusted basis for the Transactions, CCO Holdings’ subsidiary would have approximately an additional $1.1 billion available for future borrowings under senior secured credit facilities, which would be structurally senior in right of payment to the Notes.

In the event of bankruptcy, liquidation, or dissolution of one or more of our subsidiaries, that subsidiary’s assets would first be applied to satisfy its own obligations, and following such payments, such subsidiary may not have sufficient assets remaining to make payments to its parent company as an equity holder or otherwise. In that event:

—

the lenders under CCO Holdings’ credit facility and Charter Operating’s credit facilities and senior second-lien notes, whose interests are secured by substantially all of our operating assets, and all holders of other debt of CCO Holdings and Charter Operating, will have the right to be paid in full before us from any of our subsidiaries’ assets; and

—

Charter and CCH I, the holders of preferred membership interests in our subsidiary, CC VIII, would have a claim on a portion of CC VIII’s assets that may reduce the amounts available for repayment to holders of our outstanding notes.

All of our outstanding debt is subject to change of control provisions. We may not have the ability to raise the funds necessary to fulfill our obligations under our indebtedness following a change of control, which would place us in default under the applicable debt instruments.

We may not have the ability to raise the funds necessary to fulfill our obligations under our notes and our credit facilities following a change of control. Under the indentures governing our notes, upon the occurrence of specified change of control events, the applicable note issuer is required to offer to repurchase all of its outstanding notes. However, we may not have sufficient access to funds at the time of the change of control event to make the required repurchase of the applicable notes, and all of the notes issuers are limited in their ability to make distributions or other payments to their respective parent company to fund any required repurchase. In addition, a change of control under the Charter Operating credit facilities would result in a default under those credit facilities. Because such credit facilities and our subsidiaries’ notes are obligations of our subsidiaries, the credit facilities and our subsidiaries’ notes would have to be repaid by our subsidiaries before their assets could be available to their parent companies to repurchase their notes. Any failure to make or complete a change of control offer would place the applicable note issuer or borrower in default under its notes. The failure of our subsidiaries to make a change of control offer or repay the amounts accelerated under their notes and credit facilities would place them in default.

The Issuers and Charter are holding companies and will depend on subsidiaries to satisfy their obligations under the Notes and the guarantee, respectively.

As holding companies, the Issuers and Charter conduct substantially all of their operations through their indirect subsidiaries, which own substantially all of our consolidated assets. Consequently, the principal source of cash to pay the obligations of the Issuers under the Notes and obligations of Charter under the guarantee is the cash that our subsidiaries generate from their operations. We cannot assure you that our subsidiaries will be able to, or be permitted to, make distributions to enable the Issuers and/or Charter to make payments in respect of their obligations. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, applicable state laws, regulatory limitations and terms of our debt instruments may limit the ability of the Issuers and/or Charter to obtain cash from our subsidiaries. While the indentures governing certain of our existing notes and the Notes limit the ability of our subsidiaries to restrict their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions, which may have the effect of significantly restricting the applicability of those limits. In the event the Issuers and/or Charter do not receive distributions from our subsidiaries, the Issuers may be unable to make required payments on their indebtedness and Charter may be unable to make any payments under its guarantee. The Issuers are finance companies with no independent operations.

The Notes are unsecured. Therefore, the secured creditors of the Issuers would have a prior claim, ahead of the Notes, on the assets of the Issuers.

The Notes are unsecured. As a result, upon any distribution to the Issuers’ creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of the Issuers’ secured debt, including the lenders under the Issuers’ senior secured credit facility, will be entitled to be paid in full from the assets securing that secured debt before any payment may be made with respect to the Notes. In addition, if the Issuers fail to meet their payment or other obligations under their secured debt, the holders of that secured debt would be entitled to foreclose on the assets securing that secured debt and liquidate those assets. Accordingly, the Issuers may not have sufficient funds to pay amounts due on the Notes. As a result you may lose a portion of or the entire value of your investment in the Notes.

The Notes are not guaranteed by any of CCO Holdings’ subsidiaries and are structurally subordinated to the indebtedness and other liabilities of CCO Holdings’ subsidiaries.

The Issuers and Charter, as guarantor, are the sole obligors under the Notes. Our subsidiaries do not guarantee the Notes and our subsidiaries (other than the Issuers) have no legal obligation to make payments on the Notes or make funds available for those payments, whether by dividends, loans or other payments. The Notes, therefore, are structurally subordinated to the indebtedness and other liabilities of our subsidiaries (other than the Issuers). Accordingly, there may only be a limited amount of assets available to satisfy your claims as a holder of the Notes. In the event of a bankruptcy, liquidation, reorganization or similar proceeding with respect to us or any of our subsidiaries, the assets of our subsidiaries will be available to the Issuers and Charter to satisfy the obligations under the Notes only after all outstanding liabilities of those subsidiaries have been paid in full. As of September 30, 2011, on a pro forma as adjusted basis for the Transactions, the total principal amount of debt and intercompany loans of CCO Holdings and its subsidiaries would have totaled approximately $12.1 billion, and the Notes would have been structurally subordinated to approximately $5.4 billion. As of September 30, 2011, on a pro forma as adjusted basis for the Transactions, CCO Holdings’ subsidiary would have approximately an additional $1.1 billion available for future borrowings under senior secured credit facilities, which would be structurally senior in right of payment to the Notes.

Changes in our credit rating could adversely affect the market price or liquidity of the Notes.

Credit rating agencies continually revise their ratings for the companies that they follow, including us. The credit rating agencies also evaluate our industry as a whole and may change their credit ratings for us based on their overall view of our industry. We cannot be sure that credit rating agencies will maintain their ratings on the Notes. A negative change in our ratings could have an adverse effect on the price of the Notes.

There is currently no public market for the Notes, and an active trading market may not develop for the Notes. The failure of a market to develop for the Notes could adversely affect the liquidity and value of the Notes.

Prior to this offering, there was no existing market for the Notes. We do not intend to apply for listing of the Notes on any securities exchange or for quotation of the Notes on any automated dealer quotation system. A market may not develop for the Notes, and if a market does develop, it may not be sufficiently liquid for your purposes. If an active, liquid market does not develop for the Notes, the market price and liquidity of the Notes may be adversely affected. If any of the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price.

The liquidity of the trading market, if any, and future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. The market for the Notes may be subject to disruptions that could have a negative effect on the holders of the Notes, regardless of our operating results, financial performance or prospects.

If a bankruptcy petition were filed by or against us, holders of the Notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the Notes.

If a bankruptcy petition were filed by or against us under the U.S. Bankruptcy Code after the issuance of the Notes, the claim by any holder of the Notes for the principal amount of the Notes may be limited to an amount equal to the sum of:

—	the original issue price for the Notes; and

—	that portion of the original issue discount that does not constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code.

Any original issue discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the Notes under these circumstances may receive a lesser amount than they would be entitled to under the terms of the indenture governing the Notes, even if sufficient funds are available.

Risks Related to Our Business

We operate in a very competitive business environment, which affects our ability to attract and retain customers and can adversely affect our business and operations.

The industry in which we operate is highly competitive and has become more so in recent years. In some instances, we compete against companies with fewer regulatory burdens, better access to financing, greater personnel resources, greater resources for marketing, greater and more favorable brand name recognition, and long-established relationships with regulatory authorities and customers. Increasing consolidation in the cable industry and the repeal of certain ownership rules have provided additional benefits to certain of our competitors, either through access to financing, resources, or efficiencies of scale.

Our principal competitors for video services throughout our territory are DBS providers. The two largest DBS providers are DirecTV and DISH Network. Competition from DBS, including intensive marketing efforts with aggressive pricing, exclusive programming and increased high definition broadcasting has had an adverse impact on our ability to retain customers. DBS companies have also expanded their activities in the MDU market. The cable industry, including us, has lost a significant number of video customers to DBS competition, and we face serious challenges in this area in the future.

Telephone companies, including two major telephone companies, AT&T and Verizon, offer video and other services in competition with us, and we expect they will increasingly do so in the future. Upgraded portions of these networks carry two-way video, data service offerings and provide digital voice services similar to ours. In the case of Verizon, high-speed data services offer speeds as high as or higher than ours. In addition, these companies continue to offer their traditional telephone services, as well as service bundles that include wireless voice services provided by affiliated companies. Based on our internal estimates, we believe that AT&T and Verizon are offering video services in areas serving approximately 28% to 33% and 3% to 4%, respectively, of our estimated homes passed as of September 30, 2011, and we have experienced customer losses in these areas. AT&T and Verizon have also launched campaigns to capture more of the MDU market. Additional upgrades and product launches are expected in markets in which we operate. With respect to our Internet access services, we face competition, including intensive marketing efforts and aggressive pricing, from telephone companies and other providers of DSL. DSL service competes with our Internet service and is often offered at prices lower than our Internet services, although often at speeds lower than the speeds we offer. In addition, in many of our markets, these companies have entered into co-marketing arrangements with DBS providers to offer service bundles combining video services provided by a DBS provider with DSL and traditional telephone and wireless services offered by the telephone companies and their affiliates. These service bundles offer customers similar pricing and convenience advantages as our bundles. Continued growth in our residential telephone business faces risks. The competitive landscape for residential and commercial telephone services is intense; we face competition from providers of Internet telephone services, as well as incumbent telephone companies. Further, we face increasing competition for residential telephone services as more consumers in the United States are replacing traditional telephone service with wireless service.

The existence of more than one cable system operating in the same territory is referred to as an overbuild. Overbuilds could adversely affect our growth, financial condition, and results of operations, by creating or increasing competition. Based on internal estimates and excluding telephone companies, as of September 30, 2011, we are aware of traditional overbuild situations impacting approximately 7% to 9% of our estimated homes passed, and potential traditional overbuild situations in areas servicing approximately an additional 1% of our estimated homes passed. Additional overbuild situations may occur in other systems.

In order to attract new customers, from time to time we make promotional offers, including offers of temporarily reduced price or free service. These promotional programs result in significant advertising, programming and operating expenses, and also may require us to make capital expenditures to acquire and install customer premise equipment. Customers who subscribe to our services as a result of these offerings may not remain customers following the end of the promotional period. A failure to retain customers could have a material adverse effect on our business.

Mergers, joint ventures, and alliances among franchised, wireless, or private cable operators, DBS providers, local exchange carriers, and others, may provide additional benefits to some of our competitors, either through access to financing, resources, or efficiencies of scale, or the ability to provide multiple services in direct competition with us.

In addition to the various competitive factors discussed above, our business is subject to risks relating to increasing competition for the leisure and entertainment time of consumers. Our business competes with all other sources of entertainment and information delivery, including broadcast television, movies, live events, radio broadcasts, home video products, console games, print media, and the Internet. Technological advancements, such as video-on-demand, new video formats, and Internet streaming and downloading, have increased the number of entertainment and information delivery choices available to consumers, and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences could also negatively impact advertisers’ willingness to purchase advertising from us, as well as the price they are willing to pay for advertising. If we do not respond appropriately to further increases in the leisure and entertainment choices available to consumers, our competitive position could deteriorate, and our financial results could suffer.

Our services may not allow us to compete effectively. Additionally, as we expand our offerings to introduce new and enhanced services, we will be subject to competition from other providers of the services we offer. Competition may reduce our expected growth of future cash flows which may contribute to future impairments of our franchises and goodwill.

Economic conditions in the United States may adversely impact the growth of our business.

We believe that continued competition and the weakened economic conditions in the United States, including the housing market and relatively high unemployment levels, have adversely affected consumer demand for our services, particularly basic video. These conditions combined with our disciplined customer acquisition strategy contributed to video revenues declining 2% for the nine months ended September 30, 2011 compared to the corresponding period in 2010, while we continued to grow our commercial, Internet and telephone businesses. However, we believe competition from wireless and economic factors have contributed to an increase in the number of homes that replace their traditional telephone service with wireless service thereby impacting the growth of our telephone business. If these conditions do not improve, we believe the growth of our business and results of operations will be further adversely affected which may contribute to future impairments of our franchises and goodwill.

We face risks inherent in our commercial business.

We may encounter unforeseen difficulties as we increase the scale of our service offerings to businesses. We sell video, high-speed data and network and transport services to businesses and have increased our focus on growing this business. In order to grow our commercial business, we expect to increase expenditures on technology, equipment and personnel focused on the commercial business. Commercial business customers often require service level agreements and generally have heightened customer expectations for reliability of services. If our efforts to build the infrastructure to scale the commercial business are not successful, the growth of our commercial services business would be limited. We depend on interconnection and related services provided by certain third parties for the growth of our commercial business. As a result, our ability to implement changes as the services grow may be limited. If we are unable to meet these service level requirements or expectations, our commercial business could be adversely affected. Finally, we expect advances in communications technology, as well as changes in the marketplace and the regulatory and legislative environment. Consequently, we are unable to predict the effect that ongoing or future developments in these areas might have on our telephone and commercial businesses and operations.

Our exposure to the credit risks of our customers, vendors and third parties could adversely affect our cash flow, results of operations and financial condition.

We are exposed to risks associated with the potential financial instability of our customers, many of whom have been adversely affected by the general economic downturn. Dramatic declines in the housing market, including falling home prices and increasing foreclosures, together with significant increases in unemployment, have severely affected consumer confidence and caused increased delinquencies or cancellations by our customers or lead to unfavorable changes in the mix of products purchased. These events have adversely affected, and may continue to adversely affect our cash flow, results of operations and financial condition.

In addition, we are susceptible to risks associated with the potential financial instability of the vendors and third parties on which we rely to provide products and services or to which we outsource certain functions. The same economic conditions that may affect our customers, as well as volatility and disruption in the capital and credit markets, also could adversely affect vendors and third parties and lead to significant increases in prices, reduction in output or the bankruptcy of our vendors or third parties upon which we rely. Any interruption in the services provided by our vendors or by third parties could adversely affect our cash flow, results of operation and financial condition.

We may not have the ability to reduce the high growth rates of, or pass on to our customers, our increasing programming costs, which would adversely affect our cash flow and operating margins.

Programming has been, and is expected to continue to be, our largest operating expense item. In recent years, the cable industry has experienced a rapid escalation in the cost of programming. We expect programming costs to continue to increase because of a variety of factors including amounts paid for retransmission consent, annual increases imposed by programmers and additional programming, including high definition and OnDemand programming, being provided to customers. The inability to fully pass these programming cost increases on to our customers has had an adverse impact on our cash flow and operating margins associated with the video product. We have programming contracts that have expired and others that will expire at or before the end of 2012. There can be no assurance that these agreements will be renewed on favorable or comparable terms. To the extent that we are unable to reach agreement with certain programmers on terms that we believe are reasonable we may be forced to remove such programming channels from our line-up, which could result in a further loss of customers.

Increased demands by owners of some broadcast stations for carriage of other services or payments to those broadcasters for retransmission consent are likely to further increase our programming costs. Federal law allows commercial television broadcast stations to make an election between “must-carry” rights and an alternative “retransmission-consent” regime. When a station opts for the latter, cable operators are not allowed to carry the station’s signal without the station’s permission. In some cases, we carry stations under short-term arrangements while we attempt to negotiate new long-term retransmission agreements. If negotiations with these programmers prove unsuccessful, they could require us to cease carrying their signals, possibly for an indefinite period. Any loss of stations could make our video service less attractive to customers, which could result in less subscription and advertising revenue. In retransmission-consent negotiations, broadcasters often condition consent with respect to one station on carriage of one or more other stations or programming services in which they or their affiliates have an interest. Carriage of these other services, as well as increased fees for retransmission rights, may increase our programming expenses and diminish the amount of capacity we have available to introduce new services, which could have an adverse effect on our business and financial results.

Our inability to respond to technological developments and meet customer demand for new products and services could limit our ability to compete effectively.

Our business is characterized by rapid technological change and the introduction of new products and services, some of which are bandwidth-intensive. We may not be able to fund the capital expenditures necessary to keep pace with technological developments, or anticipate the demand of our customers for products and services requiring new technology or bandwidth. Our inability to maintain and expand our upgraded systems and provide advanced services in a timely manner, or to anticipate the demands of the marketplace, could materially adversely affect our ability to attract and retain customers. Consequently, our growth, financial condition and results of operations could suffer materially.

We depend on third party service providers, suppliers and licensors; thus, if we are unable to procure the necessary services, equipment, software or licenses on reasonable terms and on a timely basis, our ability to offer services could be impaired, and our growth, operations, business, financial results and financial condition could be materially adversely affected.

We depend on third party service providers, suppliers and licensors to supply some of the services, hardware, software and operational support necessary to provide some of our services. We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors, and service providers represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors’ capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition. A limited number of vendors of key technologies can lead to less product innovation and higher costs. For these reasons, we generally endeavor to establish alternative vendors for materials we consider critical, but may not be able to establish these relationships or be able to obtain required materials on favorable terms.

In that regard, we currently purchase set-top boxes from a limited number of vendors, because each of our cable systems use one or two proprietary conditional access security schemes, which allows us to regulate subscriber access to some services, such as premium channels. We believe that the proprietary nature of these conditional access schemes makes other manufacturers reluctant to produce set-top boxes. Future innovation in set-top boxes may be restricted until these issues are resolved. In addition, we believe that the general lack of compatibility among set-top box operating systems has slowed the industry’s development and deployment of digital set-top box applications.

We depend on patent, copyright, trademark and trade secret laws and licenses to establish and maintain its intellectual property rights in technology and the products and services used in our operating activities. Any of our intellectual property rights could be challenged or invalidated, or such intellectual property rights may not be sufficient to permit us to continue to use certain intellectual property, which could result in discontinuance of certain product or service offerings or other competitive harm, our incurring substantial monetary liability or being enjoined preliminarily or permanently from further use of the intellectual property in question.

Malicious and abusive Internet practices could impair our Internet services.

Our Internet customers utilize our network to access the Internet and, as a consequence, we or they may become victim to common malicious and abusive Internet activities, such as peer-to-peer file sharing, unsolicited mass advertising (i.e., “spam”) and dissemination of viruses, worms, and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers, and damage to our or our customers’ equipment and data. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to service our customers and protect our network. Any significant loss of Internet customers or revenue, or significant increase in costs of serving those customers, could adversely affect our growth, financial condition and results of operations.

For tax purposes, we experienced a deemed ownership change upon emergence from Chapter 11 bankruptcy, resulting in an annual limitation on our ability to use our existing tax loss carryforwards. We could experience another deemed ownership change in the future that could further limit our ability to use our tax loss carryforwards.

As of December 31, 2010, we had approximately $6.9 billion of federal tax net operating and capital loss carryforwards resulting in a gross deferred tax asset of approximately $2.4 billion, expiring in the years 2014 through 2030. These losses resulted from the operations of Charter Holdco and its subsidiaries. In addition, as of December 31, 2010, we had state tax net operating and capital loss carryforwards, resulting in a gross deferred tax asset (net of federal tax benefit) of approximately $228 million, generally expiring in years 2011 through 2030. Due to uncertainties in projected future taxable income, valuation allowances have been established against the gross deferred tax assets for book accounting purposes, except for future taxable income that will result from the reversal of existing temporary differences for which deferred tax liabilities are recognized. Such tax loss carryforwards can accumulate and be used to offset our future taxable income.

The consummation of the Plan generated an “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). In general, an “ownership change” occurs whenever the percentage of the stock of a corporation owned, directly or indirectly, by “5-percent stockholders” (within the meaning of Section 382 of the Code) increases by more than 50 percentage points over the lowest percentage of the stock of such corporation owned, directly or indirectly, by such “5-percent stockholders” at any time over the preceding three years. As a result, Charter is subject to an annual limitation on the use of our loss carryforwards which existed at November 30, 2009. Further, our loss carryforwards have been reduced by the amount of the cancellation of debt income resulting from the Plan that was allocable to Charter. The limitation on our ability to use our loss carryforwards, in conjunction with the loss carryforward expiration provisions, could reduce our ability to use a portion of our loss carryforwards to offset future taxable income which could result in us being required to make material cash tax payments. Our ability to make such income tax payments, if any, will depend at such time on our liquidity or our ability to raise additional capital, and/or on receipt of payments or distributions from Charter Holdco and its subsidiaries.

If Charter were to experience a second ownership change in the future (as a result of purchases and sales of stock by Charter’s 5-percent stockholders, new issuances or redemptions of Charter’s stock, certain acquisitions of Charter’s stock and issuances, redemptions, sales or other dispositions or acquisitions of interests in Charter’s 5-percent stockholders), Charter’s ability to use our loss carryforwards could become subject to further limitations. Our common stock is subject to certain transfer restrictions contained in our amended and restated certificate of incorporation. These restrictions, which are designed to minimize the likelihood of an ownership change occurring and thereby preserve our ability to utilize our loss carryforwards, are not currently operative but could become operative in the future if certain events occur and the restrictions are imposed by Charter’s board of directors. However, there can be no assurance that Charter’s board of directors would choose to impose these restrictions or that such restrictions, if imposed, would prevent an ownership change from occurring.

If we are unable to attract and retain key employees, our ability to manage our business could be adversely affected.

Our operational results have depended, and our future results will depend, upon the retention and continued performance of our management team. On October 11, 2011, we announced that Michael J. Lovett, our President and Chief Executive Officer, will be resigning from his positions from Charter following a transition period. On December 19, 2011, we announced that Thomas M. Rutledge will become President and Chief Executive Officer of Charter effective February 13, 2012. Over the last twelve months, we have experienced other significant changes in our management team and may experience additional changes in the future. Our ability to hire new key employees for management positions could be impacted adversely by the competitive environment for management talent in the telecommunications industry. The loss of the services of key members of management and the inability or delay in hiring new key employees could adversely affect our ability to manage our business and our future operational and financial results.

Risks Related to Ownership Positions of Charter’s Principal Shareholders

Charter’s principal stockholders own a significant amount of Charter’s common stock, giving them influence over corporate transactions and other matters.

Charter’s principal stockholders have appointed members to Charter’s board of directors in accordance with the Plan, including: Mr. Darren Glatt, who is an employee of Apollo Management, L.P.; and Mr. Bruce Karsh, who was appointed by Oaktree Opportunities Investments, L.P. and is the president of Oaktree Capital Management, L.P. On January 18, 2011, Charter’s board of directors appointed Mr. Stan Parker, a senior partner of Apollo Global Management LLC, and Mr. Edgar Lee, a Senior Vice President of Oaktree Capital Management, L.P. as members of the board of directors to fill two vacancies on the board. As of January 31, 2011, funds affiliated with AP Charter Holdings, L.P. beneficially hold approximately 31% of the Class A common stock of Charter. Oaktree Opportunities Investments, L.P. and certain affiliated funds beneficially hold approximately 18% of the Class A common stock of Charter. Funds advised by Franklin Advisers, Inc. beneficially hold approximately 17% of the Class A common stock of Charter. Charter’s principal stockholders may be able to exercise substantial influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate action, such as mergers and other business combination transactions should these stockholders retain a significant ownership interest in us.

Charter’s principal stockholders are not restricted from investing in, and have invested in, and engaged in, other businesses involving or related to the operation of cable television systems, video programming, Internet service, telephone or business and financial transactions conducted through broadband interactivity and Internet services. The principal stockholders may also engage in other businesses that compete or may in the future compete with us.

The principal stockholders’ substantial influence over our management and affairs could create conflicts of interest if any of them were faced with decisions that could have different implications for them and us.

If we were to have a person with a 35% or greater voting interest and Paul G. Allen did not then have a voting interest in us greater than such holder, a change of control default could be triggered under our subsidiary’s credit facilities.

On March 31, 2010, Charter Operating entered into an amended and restated credit agreement governing its credit facility. Such amendment removed the requirement that Mr. Allen retain a voting interest in us. On January 18, 2011, Mr. Allen’s Class B shares were converted to Class A shares, and as a result, Mr. Allen currently holds less than 10% of a voting interest in us. The credit agreement provides that a change of control under certain of our other debt instruments could result in an event of default under the credit agreement. Certain of those other instruments define a change of control as including a holder holding more than 35% of our direct or indirect voting interest and the failure by (a) Mr. Allen, (b) his estate, spouse, immediate family members and heirs and (c) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners or other owners of which consist exclusively of Mr. Allen or such other persons referred to in (b) above or a combination thereof to maintain a greater percentage of direct or indirect voting interest than such other holder. Such a default could result in the acceleration of repayment of our indebtedness, including borrowings under the Charter Operating credit facilities. As of January 31, 2011, funds affiliated with AP Charter Holdings, L.P. beneficially hold approximately 31% of the Class A common stock of Charter. See “— Risks Related to Our Significant Indebtedness and the Notes—All of our outstanding debt is subject to change of control provisions. We may not have the ability to raise the funds necessary to fulfill our obligations under our indebtedness following a change of control, which would place us in default under the applicable debt instruments.”

Risks Related to Regulatory and Legislative Matters

Our business is subject to extensive governmental legislation and regulation, which could adversely affect our business.

Regulation of the cable industry has increased cable operators’ operational and administrative expenses and limited their revenues. Cable operators are subject to, among other things:

—	rules governing the provision of cable equipment and compatibility with new digital technologies;

—	rules and regulations relating to subscriber and employee privacy and data security;

—	limited rate regulation;

—	rules governing the copyright royalties that must be paid for retransmitting broadcast signals;

—	requirements governing when a cable system must carry a particular broadcast station and when it must first obtain retransmission consent to carry a broadcast station;

—	requirements governing the provision of channel capacity to unaffiliated commercial leased access programmers;

—	rules limiting our ability to enter into exclusive agreements with multiple dwelling unit complexes and control our inside wiring;

—	rules, regulations, and regulatory policies relating to provision of high-speed Internet service, including net neutrality rules;

—	rules, regulations, and regulatory policies relating to provision of voice communications;

—	rules for franchise renewals and transfers; and

—	other requirements covering a variety of operational areas such as equal employment opportunity, emergency alert systems, technical standards, and customer service requirements.

Additionally, many aspects of these regulations are currently the subject of judicial proceedings and administrative or legislative proposals. In March 2010, the FCC submitted its National Broadband Plan to Congress and announced its intention to initiate approximately 40 rulemakings addressing a host of issues related to the delivery of broadband services, including video, data, VoIP and other services. The broad reach of these rulemakings could ultimately impact the environment in which we operate. There are also ongoing efforts to amend or expand the federal, state, and local regulation of some of our cable systems, which may compound the regulatory risks we already face, and proposals that might make it easier for our employees to unionize. For example, Congress and various federal agencies are now considering adoption of significant new privacy restrictions, including new restrictions on the use of personal and profiling information for behavioral advertising. In response to recent global data breaches, malicious activity and cyber threats, as well as the general increasing concerns regarding the protection of consumers’ personal information, Congress is considering the adoption of new data security and cybersecurity legislation that could result in additional network and information security requirements for our business. In the event of a data breach or cyber attack, these new laws, as well as existing legal and regulatory obligations, could require significant expenditures to remedy any such breach or attack. In addition, the Twenty-First Century Communications and Video Accessibility Act of 2010, which the FCC is now in the process of implementing, includes various provisions intended to ensure communications services are accessible to people with disabilities.

Our cable system franchises are subject to non-renewal or termination. The failure to renew a franchise in one or more key markets could adversely affect our business.

Our cable systems generally operate pursuant to franchises, permits, and similar authorizations issued by a state or local governmental authority controlling the public rights-of-way. Many franchises establish comprehensive facilities and service requirements, as well as specific customer service standards and monetary penalties for non-compliance. In many cases, franchises are terminable if the franchisee fails to comply with significant provisions set forth in the franchise agreement governing system operations. Franchises are generally granted for fixed terms and must be periodically renewed. Franchising authorities may resist granting a renewal if either past performance or the prospective operating proposal is considered inadequate. Franchise authorities often demand concessions or other commitments as a condition to renewal. In some instances, local franchises have not been renewed at expiration, and we have operated and are operating under either temporary operating agreements or without a franchise while negotiating renewal terms with the local franchising authorities.

The traditional cable franchising regime is currently undergoing significant change as a result of various federal and state actions. Some of the new state franchising laws do not allow us to immediately opt into favorable statewide franchising. In many cases, state franchising laws will result in fewer franchise imposed requirements for our competitors, who are new entrants, than for us, until we are able to opt into the applicable state franchise.

We cannot assure you that we will be able to comply with all significant provisions of our franchise agreements and certain of our franchisors have from time to time alleged that we have not complied with these agreements. Additionally, although historically we have renewed our franchises without incurring significant costs, we cannot assure you that we will be able to renew, or to renew as favorably, our franchises in the future. A termination of or a sustained failure to renew a franchise in one or more key markets could adversely affect our business in the affected geographic area.

Our cable system franchises are non-exclusive. Accordingly, local and state franchising authorities can grant additional franchises and create competition in market areas where none existed previously, resulting in overbuilds, which could adversely affect results of operations.

Our cable system franchises are non-exclusive. Consequently, local and state franchising authorities can grant additional franchises to competitors in the same geographic area or operate their own cable systems. In some cases, local government entities and municipal utilities may legally compete with us without obtaining a franchise from the local franchising authority. In addition, certain telephone companies are seeking authority to operate in communities without first obtaining a local franchise. As a result, competing operators may build systems in areas in which we hold franchises.

In a series of rulemakings, the FCC adopted new rules that streamline entry for new competitors (particularly those affiliated with telephone companies) and reduce franchising burdens for these new entrants. At the same time, a substantial number of states have adopted new franchising laws principally designed to streamline entry for new competitors, and often provide advantages for these new entrants that are not immediately available to existing operators.

Local franchise authorities have the ability to impose additional regulatory constraints on our business, which could further increase our expenses.

In addition to the franchise agreement, cable authorities in some jurisdictions have adopted cable regulatory ordinances that further regulate the operation of cable systems. This additional regulation increases the cost of operating our business. Local franchising authorities may impose new and more restrictive requirements. Local franchising authorities who are certified to regulate rates in the communities where they operate generally have the power to reduce rates and order refunds on the rates charged for basic service and equipment.

Tax legislation and administrative initiatives or challenges to our tax positions could adversely affect our results of operations and financial condition.

We operate cable systems in locations throughout the United States and, as a result, we are subject to the tax laws and regulations of federal, state and local governments. From time to time, various legislative and/or administrative initiatives may be proposed that could adversely affect our tax positions. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by these initiatives. As a result of state and local budget shortfalls due primarily to the recession as well as other considerations, certain states and localities have imposed or are considering imposing new or additional taxes or fees on our services or changing the methodologies or base on which certain fees and taxes are computed. Such potential changes include additional taxes or fees on our services which could impact our customers, combined reporting and other changes to general business taxes, central/unit-level assessment of property taxes and other matters that could increase our income, franchise, sales, use and/or property tax liabilities. In addition, federal, state and local tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge.

Further regulation of the cable industry could cause us to delay or cancel service or programming enhancements, or impair our ability to raise rates to cover our increasing costs, resulting in increased losses.

Currently, rate regulation is strictly limited to the basic service tier and associated equipment and installation activities. However, the FCC and Congress continue to be concerned that cable rate increases are exceeding inflation. It is possible that either the FCC or Congress will further restrict the ability of cable system operators to implement rate increases. Should this occur, it would impede our ability to raise our rates. If we are unable to raise our rates in response to increasing costs, our losses would increase.

There has been legislative and regulatory interest in requiring cable operators to offer historically combined programming services on an á la carte basis. It is possible that new marketing restrictions could be adopted in the future. Such restrictions could adversely affect our operations.

Actions by pole owners might subject us to significantly increased pole attachment costs.

Pole attachments are cable wires that are attached to utility poles. Cable system attachments to investor-owned public utility poles historically have been regulated at the federal or state level, generally resulting in favorable pole attachment rates for attachments used to provide cable service. In contrast, utility poles owned by municipalities or cooperatives are not subject to federal regulation and are generally exempt from state regulation. On April 7, 2011, the FCC amended its pole attachment rules to promote broadband deployment. The new order (the “Order”) maintains the basic rate formula applicable to “cable” attachments in the 30 states directly subject to FCC regulation, but reduces the rate formula previously applicable to “telecommunications” attachments to make it roughly equivalent to the cable attachment rate. Although the Order maintains the status quo treatment of cable-provided VoIP service as an unclassified service eligible for the favorable cable rate, there is still some uncertainty in this area. The Order also allows for new penalties in certain cases involving unauthorized attachments that could result in additional costs for cable operators. The new Order overall strengthens the cable industry’s ability to access investor-owned utility poles on reasonable rates, terms and conditions. Electric utilities filed Petitions for Reconsideration at the FCC and Petitions for Review in the D.C. Circuit Court of Appeals seeking to modify or overturn the FCC’s Order. Charter and other cable operators have intervened in the court proceeding in support of the FCC.

Increasing regulation of our Internet service product could adversely affect our ability to provide new products and services.

On December 21, 2010, the FCC enacted new “net neutrality” rules it deemed necessary to ensure continuation of an “open” Internet that is not unduly restricted by network “gatekeepers.” The new rules are based on three core principles of: (1) transparency, (2) no blocking, and (3) no unreasonable discrimination. The rules permit broadband service providers to exercise “reasonable network management” for legitimate management purposes, such as management of congestion, harmful traffic, and network security. The rules also permit usage-based billing, and permit broadband service providers to offer additional specialized services such as facilities-based IP voice services, without being subject to restrictions on discrimination. Although the rules encompass both wireline providers (like us) and wireless providers, the rules are less stringent with regard to wireless providers. The rules went into effect on November 20, 2011. However, Verizon and other parties have filed for additional FCC review, as well as filing an appeal challenging the FCC’s authority to issue such rules, which will be heard by the U.S. Court of Appeals for the D.C. Circuit. For now, the FCC will enforce these rules based on case-by-case complaints. Because many of the requirements are vague and because the FCC has not provided clear guidance on implementation, it is unclear how the FCC will enforce its rules and adjudicate any related complaints. The FCC’s new rules, if they withstand challenges, as well as any additional legislation or regulation, could impose new obligations and restraints on high-speed Internet providers. Any such rules or statutes could limit our ability to manage our cable systems to obtain value for use of our cable systems and respond to operational and competitive challenges.

Changes in channel carriage regulations could impose significant additional costs on us.

Cable operators also face significant regulation of their channel carriage. We can be required to devote substantial capacity to the carriage of programming that we might not carry voluntarily, including certain local broadcast signals; local public, educational and government access (“PEG”) programming; and unaffiliated, commercial leased access programming (required channel capacity for use by persons unaffiliated with the cable operator who desire to distribute programming over a cable system). Under FCC regulations, most cable systems are currently required to offer both an analog and digital version of local broadcast signals. This burden could increase further if we are required to carry multiple programming streams included within a single digital broadcast transmission (multicast carriage) or if our broadcast carriage obligations are otherwise expanded. Pursuant to copyright legislation adopted in 2010, the Copyright Office recently issued a report recommending that Congress gradually phase-out the compulsory copyright license through which cable systems have historically retransmitted broadcast programming, but the Copyright Office report failed to identify specific mechanisms for accomplishing that phase-out. At the same time, the cost that cable operators face to secure retransmission consent (separate from copyright authority) for the carriage of popular broadcast stations is increasing significantly. The FCC also adopted new commercial leased access rules (currently stayed while under appeal) which dramatically reduce the rate we can charge for leasing this capacity and dramatically increase our associated administrative burdens. The FCC recently adopted amendments, and is currently considering additional amendments, to its program carriage rules that provide additional rights to programmers dissatisfied with their carriage arrangements with cable and satellite companies to pursue complaints against these companies at the FCC. These regulatory changes could disrupt existing programming commitments, interfere with our preferred use of limited channel capacity, increase our programming costs, and limit our ability to offer services that would maximize our revenue potential. It is possible that other legal restraints will be adopted limiting our discretion over programming decisions.

Offering voice communications service may subject us to additional regulatory burdens, causing us to incur additional costs.

We offer voice communications services over our broadband network and continue to develop and deploy VoIP services. The FCC has ruled that competitive telephone companies that support VoIP services, such as those we offer our customers, are entitled to interconnect with incumbent providers of traditional telecommunication services, which ensure that our VoIP services can compete in the market. The FCC has also declared that certain VoIP services are not subject to traditional state public utility regulation. The full extent of the FCC preemption of state and local regulation of VoIP services is not yet clear. Expanding our offering of these services may require us to obtain certain additional authorizations. We may not be able to obtain such authorizations in a timely manner, or conditions could be imposed upon such licenses or authorizations that may not be favorable to us. Telecommunications companies generally are subject to other significant regulation which could also be extended to VoIP providers. If additional telecommunications regulations are applied to our VoIP service, it could cause us to incur additional costs. The FCC has already extended certain traditional telecommunications carrier requirements, such as E911, Universal Service fund collection, Communications Assistance for Law Enforcement Act (“CALEA”), privacy, Customer Proprietary Network Information, number porting, disability and discontinuance of service requirements to many VoIP providers such as us. On November 18, 2011, the FCC released an order significantly changing the rules governing intercarrier compensation payments for the origination and termination of telephone traffic between carriers. The new rules will result in a substantial decrease in intercarrier compensation payments over a multi-year period. These decreases will affect both the amounts that Charter pays to other carriers and the amounts that Charter receives from other carriers. The schedule and magnitude of these decreases, however, will vary depending on the nature of the carriers and the telephone traffic at issue, and the FCC’s new ruling initiates further implementation rulemakings. We cannot yet predict with certainty the impact on Charter’s revenues and expenses for voice services at particular times over this multi-year period.

USE OF PROCEEDS

We intend to use the proceeds of this offering (i) to fund the Tender Offer for the Subject Notes, (ii) to pay fees and expenses related to this offering, and (iii) for general corporate purposes. Certain of the underwriters and/or their affiliates hold the Subject Notes and may receive a portion of the proceeds of this offering to the extent they tender their notes in the Tender Offer. Certain affiliates of the issuers, including affiliates of Apollo Management, LLC, may hold Subject Notes and may receive a portion of the proceeds of this offering to the extent they tender their notes in the Tender Offer.

CAPITALIZATION

The following table sets forth, as of September 30, 2011, for Charter and its subsidiaries on a consolidated basis:

—	cash and cash equivalents;

—	the actual (historical) capitalization of Charter; and

—	the capitalization of Charter on a pro forma basis to reflect:

—	the issuance and sale on December 14, 2011 of $750 million principal amount of 2020 Notes;

—	the borrowing of $250 million under the Term Loan A of the Charter Operating credit facilities on December 19, 2011;

—

the purchase of $407 million principal amount of 2012 Notes, $234 million principal amount of 2014 Notes, and $286 million principal amount of 2016 Notes, plus tender offer premium, fees and expenses on December 28, 2011;

—

the borrowing of approximately $401 million under the Charter Operating credit facilities to repay intercompany debt, the proceeds of which were used to purchase $405 million Charter Class A common stock pursuant to the share repurchase program announced on August 9, 2011 and the privately negotiated transactions announced on December 29, 2011; and

—	the capitalization of Charter on a pro forma as adjusted basis to reflect the transactions above in addition to:

—	the issuance and sale of the Notes offered hereby; and

—

the purchase pursuant to a Tender Offer of approximately $291 million principal amount of 2012 Notes, $278 million principal amount of 2014 Notes and $216 million principal amount of 2016 Notes for a total of $855 million including Tender Offer premium, fees and expenses.

The Tender Offer assumptions above are for illustrative purposes only and actual Tender Offer results will vary.

The following information should be read in conjunction with the historical consolidated financial statements and related notes included in the SEC reports incorporated by reference herein. See also “Description of Certain Indebtedness.”

The financial data is not intended to provide any indication of what our actual financial position, including actual cash balances and revolver borrowings, or results of operations would have been had the transactions described above been completed on the dates indicated or to project our results of operations for any future date.

	September 30, 2011
	Accreted Value Historical (a)	Principal Amount Historical (a)	Principal Amount Pro Forma (a)	Principal Amount Pro Forma As Adjusted (a)
	(in millions)
Cash and cash equivalents (b)	$32	$32	$28	$28

Debt:
Charter Communications Operating, LLC:
8.000% senior second-lien notes due April 30, 2012	$911	$907	$500	$209
10.875% senior second-lien notes due September 15, 2014	583	546	312	34
Credit facilities	3,245	3,417	4,088	4,193

Charter Operating consolidated debt (c)	4,739	4,870	4,900	4,436
CCO Holdings, LLC:
Notes offered hereby	—	—	—	750
7.250% senior notes due October 30, 2017	1,000	1,000	1,000	1,000
7.875% senior notes due April 30, 2018	900	900	900	900
7.000% senior notes due January 15, 2019	1,391	1,400	1,400	1,400
8.125% senior notes due April 30, 2020	700	700	700	700
7.375% senior notes due June 1, 2020	—	—	750	750
6.500% senior notes due April 30, 2021	1,500	1,500	1,500	1,500
Credit facility due September 6, 2014	323	350	350	350

CCO Holdings consolidated debt (c)	10,553	10,720	11,500	11,786
CCH II, LLC:
13.500% senior notes due November 30, 2016	2,028	1,766	1,480	1,264

Total Charter consolidated debt (c)	12,581	12,486	12,980	13,050
Charter shareholders’ equity (d)	864	864	459	459

Total Capitalization	$13,445	$13,350	$13,439	$13,509

(a)	The accreted values presented above represent the fair value of the debt as of the Effective Date or the principal amount of the notes less the original issue discount at the time of sale, plus accretion to the balance sheet dates. However, the amount that is currently payable if the debt becomes immediately due is equal to the principal amount of the debt. On a pro forma as adjusted basis to reflect the transaction described above, we have availability under the Charter Operating credit facilities of approximately $1.1 billion as of September 30, 2011, including approximately $500 million of the unused portion of the Term Loan A of the Charter Operating credit facilities which is available in a single drawing through March 15, 2012.

(b)	Includes restricted cash of approximately $27 million.

(c)	Does not include $530 million of intercompany loans, or $650 million on a pro forma as adjusted basis to reflect the lending of a portion of the proceeds from this offering by CCO Holdings to Charter Operating. Intercompany loan balances consolidate out at the applicable entities as follows: $231 million owed by Charter Operating to CCO Holdings ($351 million on a pro forma as adjusted basis), $256 million owed by Charter Operating to CCH II and $43 million owed by Charter Operating to Charter Holdco.

(d)	Does not reflect the impact of any potential gain or loss on extinguishment of debt.

DESCRIPTION OF CERTAIN INDEBTEDNESS

As of September 30, 2011, the accreted value of Charter’s total debt was approximately $12.6 billion, as summarized below:

	September 30, 2011		Semi-Annual Interest Payment Dates	Maturity Date (b)
	Principal Amount	Accreted Value (a)

	(In millions)
Charter Operating:
8.000% senior second-lien notes due April 30, 2012	$907	$911	4/30 & 10/30	4/30/12
10.875% senior second-lien notes due September 15, 2014	546	583	3/15 & 9/15	9/15/14
Credit facilities	3,417	3,245		varies

Charter Operating consolidated debt	4,870	4,739
CCO Holdings:
7.250% senior notes due October 30, 2017	1,000	1,000	4/30 & 10/30	10/30/17
7.875% senior notes due April 30, 2018	900	900	4/30 & 10/30	4/30/18
7.000% senior notes due January 15, 2019	1,400	1,391	1/15 & 7/15	1/15/19
8.125% senior notes due April 30, 2020	700	700	4/30 & 10/30	4/30/20
6.500% senior notes due April 30, 2021	1,500	1,500	4/30 & 10/30	4/30/21
Credit facility due September 6, 2014	350	323		9/6/14

CCO Holdings consolidated debt	10,720	10,553
CCH II:
13.500% senior notes due November 30, 2016	1,766	2,028	2/15 & 8/15	11/30/16

Total Charter consolidated debt	$12,486	$12,581

(a)	The accreted values presented above represent the fair value of the debt as of the Effective Date or the principal amount of the notes less the original issue discount at the time of sale, plus accretion to the balance sheet dates. However, the amount that is currently payable if the debt becomes immediately due is equal to the principal amount of the debt. We have availability under the revolving portion of our credit facility of approximately $1.1 billion as of September 30, 2011.

(b)	In general, the obligors have the right to redeem all of the notes set forth in the above table in whole or in part at their option, beginning at various times prior to their stated maturity dates, subject to certain conditions, upon the payment of the outstanding principal amount (plus a specified redemption premium) and all accrued and unpaid interest.

For a summary of certain material provisions and covenants of our indebtedness, you should refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of our Outstanding Debt” in the Charter Communications, Inc. Form 10-K for the year ended December 31, 2010, incorporated by reference into this prospectus supplement. In addition, the agreements and instruments governing each of the obligations described above are complicated, and restrict the ability of such entity to provide funds to us and our subsidiaries, and you should consult such agreements and instruments for more detailed information regarding those obligations.

All of the indebtedness of CCO Holdings and CCH II described above is guaranteed by Charter.

DESCRIPTION OF NOTES

This description of notes relates to the     % senior notes due 2022 (the “Notes”) of CCO Holdings, LLC and CCO Holdings Capital Corp. In this section, we refer to CCO Holdings, LLC and CCO Holdings Capital Corp., which are the co-obligors with respect to the Notes, as the “Issuers,” and we sometimes refer to them each as an “Issuer.” We may also refer to CCO Holdings, LLC as “CCO Holdings” and Charter Communications, Inc., which is the guarantor of the Notes, as “CCI.” Such references do not include any subsidiaries of such entities. You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.”

The Notes will be issued pursuant to an indenture dated May 10, 2011, as supplemented by the first supplemental indenture dated May 10, 2011, the second supplemental indenture dated December 14, 2011 and the third supplemental indenture dated the Issue Date (the “Indenture”), among the Issuers, CCI and The Bank of New York Mellon Trust Company, N.A., as trustee.

The following description is a summary of the material provisions of the Indenture with respect to the Notes. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the respective Notes. Copies of the Indenture are available as set forth under “— Additional Information.”

Brief Description of the Notes

The Notes are:

—	general unsecured obligations of the Issuers;

—	effectively subordinated in right of payment to any future secured Indebtedness of the Issuers, to the extent of the value of the assets securing such Indebtedness;

—	equal in right of payment to our existing senior notes and any future unsubordinated, unsecured Indebtedness of the Issuers;

—	structurally senior to the outstanding senior notes of CCH II, LLC and CCH II Capital Corp.;

—	senior in right of payment to any future subordinated Indebtedness of the Issuers;

—

structurally subordinated to all indebtedness and other liabilities (including trade payables) of the Issuers’ subsidiaries, including indebtedness under the Charter Operating credit facilities and the Charter Operating Entities’ senior second lien notes; and

—	guaranteed on a senior unsecured basis by CCI (which guarantee is structurally junior to all Indebtedness and liabilities of all of CCI’s Subsidiaries).

Under the circumstances described below under “— Certain Covenants—Investments,” CCO Holdings will be permitted to designate Subsidiaries as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will generally not be subject to the restrictive covenants in the Indenture.

Principal, Maturity and Interest

The Notes will be issued in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The Notes will mature January 31, 2022.

Interest on the Notes will accrue at the rate of     % per annum. Interest will be payable semi-annually in arrears on January 31 and July 31, commencing on July 31, 2012. The Issuers will make each interest payment to the holders of record of the Notes on the immediately preceding January 15 and July 15. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Subject to the limitations set forth under “— Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Issuers may issue an unlimited principal amount of Additional Notes under the Indenture. The Notes and any Additional Notes subsequently issued under the Indenture, will be treated as a single class for all purposes of the Indenture. For purposes of this description, unless otherwise indicated, references to the Notes include the Notes issued on the Issue Date and any Additional Notes subsequently issued under the Indenture.

Optional Redemption

At any time prior to January 31, 2015, the Issuers may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of the Notes at a redemption price equal to     % of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that

(1)	at least 65% of the aggregate principal amount of the Notes (including the existing Notes, the Notes offered hereby and Additional Notes) remain outstanding immediately after the occurrence of such redemption (excluding Notes held by the Issuers and their Subsidiaries), and

(2)	the redemption must occur within 180 days of the date of the closing of such Equity Offering.

At any time and from time to time prior to January 31, 2016, the Issuers may redeem the outstanding Notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, on such Notes to the redemption date, plus the Make-Whole Premium.

On or after January 31, 2016, the Issuers may redeem all or a part of the Notes upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount of the Notes) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on January 31 of the years indicated below:

Year	Percentage
2016		%
2017		%
2018		%
2019 and thereafter	100.000%

Any redemption or notice of any redemption may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering, other offering, issuance of Indebtedness, or other corporate transaction or event. Notice of any redemption in respect thereof may be given prior to the completion thereof and may be partial as a result of only some of the conditions being satisfied.

Repurchase at the Option of Holders

Change of Control

If a Change of Control Triggering Event occurs, each holder of Notes will have the right to require the Issuers to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s Notes pursuant to a “Change of Control Offer.” In the Change of Control Offer, the Issuers will offer a “Change of Control Payment” in cash equal to 101% of the aggregate principal amount of the Notes repurchased, plus accrued and unpaid interest thereon, if any, to the date of purchase.

Within ten days following any Change of Control Triggering Event, the Issuers will mail a notice to each holder (with a copy to the trustee) describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase Notes on a certain date (the “Change of Control Payment Date”) specified in such notice, pursuant to the procedures required by the Indenture and described in such notice. The Issuers will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 or any successor rules, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, the Issuers’ compliance with such laws and regulations shall not in and of itself cause a breach of their obligations under such covenant.

On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1)	accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3)	deliver or cause to be delivered to the trustee the Notes so accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Issuers.

The paying agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes, and the trustee will promptly authenticate and mail, or cause to be transferred by book entry, to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

The provisions described above that require the Issuers to make a Change of Control Offer following a Change of Control will be applicable regardless of whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture will not contain provisions that permit the holders of the Notes to require that the Issuers repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

In the event that holders of not less than 90% of the aggregate principal amount of the outstanding notes accept a Change of Control Offer and the Issuers purchase all of the notes held by such holders, the Issuers will have the right, upon not less than 10 nor more than 60 days’ prior notice, given not more than 30 days following the purchase pursuant to the Change of Control Offer described above, to redeem all of the notes that remain outstanding following such purchase at a redemption price equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest on the notes that remain outstanding, to, but not including, the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date).

The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of CCO Holdings and its Subsidiaries, taken as a whole, or of a Parent and its Subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Issuers to repurchase Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of CCO Holdings and its Subsidiaries, taken as a whole, or of a Parent and its Subsidiaries, taken as a whole, to another Person or group may be uncertain.

“Ratings Event” means (x) a downgrade by one or more gradations (including gradations within ratings categories as well as between rating categories) or withdrawal of the rating of the Notes within the Ratings Decline Period by one or more Rating Agencies (unless the applicable Rating Agency shall have put forth a written statement to the effect that such downgrade is not attributable in whole or in part to the applicable Change of Control) and (y) the Notes do not have an Investment Grade Rating from either Rating Agency.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Ratings Event.

“Ratings Decline Period” means the period that (i) begins on the earlier of (a) the date of the first public announcement of the occurrence of a Change of Control and (b) the occurrence of a Change of Control and (ii) ends 90 days following consummation of such Change of Control; provided that such period shall be extended for so long as the rating of the Notes, as noted by the applicable Rating Agency, is under publicly announced consideration for downgrade by the applicable Rating Agency.

Asset Sales

CCO Holdings will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	CCO Holdings or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)	such fair market value is determined by the Board of Directors of CCO Holdings; and

(3)	at least 75% of the consideration therefor received by CCO Holdings or such Restricted Subsidiary is in the form of cash, Cash Equivalents or readily marketable securities.

For purposes of this provision, each of the following shall be deemed to be cash:

(a)	any liabilities (as shown on CCO Holdings’ or such Restricted Subsidiary’s most recent balance sheet) of CCO Holdings or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases CCO Holdings or such Restricted Subsidiary from further liability;

(b)	any securities, notes or other obligations received by CCO Holdings or any such Restricted Subsidiary from such transferee that are converted by the recipient thereof into cash, Cash Equivalents or readily marketable securities within 180 days after receipt thereof (to the extent of the cash, Cash Equivalents or readily marketable securities received in that conversion);

(c)	Productive Assets; and

(d)	any Designated Noncash Consideration received by the Issuers or any Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash

Consideration received pursuant to this clause (d) that is at that time outstanding, not to exceed the greater of $500 million and 3.0% of Total Assets, with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, CCO Holdings or a Restricted Subsidiary of CCO Holdings may apply such Net Proceeds at its option:

(1)	to repay or otherwise retire debt under the Credit Facilities or any other Indebtedness of the Restricted Subsidiaries of CCO Holdings (other than Indebtedness represented solely by a guarantee of a Restricted Subsidiary of CCO Holdings); or

(2)	to invest in Productive Assets; provided that any such amount of Net Proceeds which CCO Holdings or a Restricted Subsidiary has committed to invest in Productive Assets within 365 days of the applicable Asset Sale may be invested in Productive Assets within two years of such Asset Sale.

The amount of any Net Proceeds received from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute Excess Proceeds. When the aggregate amount of Excess Proceeds exceeds $25 million, CCO Holdings will make an Asset Sale Offer to all holders of Notes and all holders of other Indebtedness that is of equal priority with the Notes containing provisions requiring offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other Indebtedness of equal priority that may be purchased out of the Excess Proceeds, which amount includes the entire amount of the Net Proceeds. The offer price in any Asset Sale Offer will be payable in cash and equal to 100% of the principal amount of the subject Notes plus accrued and unpaid interest, if any, to the date of purchase. If the aggregate principal amount of Notes and such other Indebtedness of equal priority tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee shall select the Notes and such other Indebtedness of equal priority to be purchased on a pro rata basis.

If any Excess Proceeds remain after consummation of an Asset Sale Offer, then CCO Holdings or any Restricted Subsidiary thereof may use such remaining Excess Proceeds for any purpose not otherwise prohibited by the Indenture. Upon completion of any Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the trustee will select Notes for redemption as follows:

(1)	if any Notes are listed, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2)	if the Notes are not so listed, on a pro rata basis, by lot or by such method as the trustee shall deem appropriate.

No Notes of $2,000 principal amount or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder thereof upon cancellation of the original Note. Notes called for redemption become irrevocably due and payable on the date fixed for redemption at the redemption price. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Certain Covenants

Set forth in this section are summaries of certain covenants contained in the Indenture.

During any period of time that (a) any Notes have Investment Grade Rating from both Rating Agencies and (b) no Default or Event of Default has occurred and is continuing under the Indenture, CCO Holdings and the Restricted Subsidiaries of CCO Holdings will not be subject to the provisions of the Indenture described under:

—	“— Repurchase at the Option of Holders—Asset Sales,”

—	“— Restricted Payments,”

—	“— Investments,”

—	“— Incurrence of Indebtedness and Issuance of Preferred Stock,”

—	“— Dividend and Other Payment Restrictions Affecting Subsidiaries,”

—	clause (D) of the first paragraph of “— Merger, Consolidation, or Sale of Assets,” and

—	“— Transactions with Affiliates.”

If CCO Holdings and its Restricted Subsidiaries are not subject to these covenants for any period of time as a result of the previous sentence and, subsequently, one, or both, of the Rating Agencies withdraws its ratings or downgrades the ratings assigned to the Notes below the required Investment Grade Ratings, or a Default or Event of Default occurs and is continuing, then CCO Holdings and its Restricted Subsidiaries will thereafter again be subject to these covenants. The ability of CCO Holdings and its Restricted Subsidiaries to make Restricted Payments after the time of such withdrawal, downgrade, Default or Event of Default will be calculated as if the covenant governing Restricted Payments had been in effect during the entire period of time from the Issue Date.

Restricted Payments

CCO Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(A)	declare or pay any dividend or make any other payment or distribution on account of its or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving CCO Holdings or any of its Restricted Subsidiaries) or to the direct or indirect holders of CCO Holdings’ or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable (x) solely in Equity Interests (other than Disqualified Stock) of CCO Holdings or (y), in the case of CCO Holdings and its Restricted Subsidiaries, to CCO Holdings or a Restricted Subsidiary thereof);

(B)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving CCO Holdings or any of its Restricted Subsidiaries) any Equity Interests of CCO Holdings or any direct or indirect Parent of CCO Holdings or any Restricted Subsidiary of CCO Holdings (other than, in the case of CCO Holdings and their Restricted Subsidiaries, any such Equity Interests owned by CCO Holdings or any of its Restricted Subsidiaries); or

(C)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of CCO Holdings (other than intercompany indebtedness among CCO Holdings and its Restricted Subsidiaries permitted to be incurred under the indenture) that is subordinated to the Notes, except a payment of interest or principal at the Stated Maturity thereof (all such payments and other actions set forth in clauses (A) through (C) above are collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default under the Indenture shall have occurred and be continuing or would occur as a consequence thereof; and

(2)	CCO Holdings would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by CCO Holdings and its Restricted Subsidiaries from and after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9) and (12) of the next succeeding paragraph), shall not exceed, at the date of determination, the sum of:

(a)	an amount equal to 100% of the Consolidated EBITDA of CCO Holdings for the period beginning on the first day of the fiscal quarter commencing April 1, 2010 to the end of CCO Holdings’ most recently ended full fiscal quarter for which internal financial statements are available, taken as a single accounting period, less the product of 1.3 times the Consolidated Interest Expense of CCO Holdings for such period, plus

(b)	an amount equal to 100% of Capital Stock Sale Proceeds (reduced for purpose of this clause (b) by (A) any amount of such Capital Stock Sale Proceeds (i) used in connection with an Investment made on or after the Issue Date pursuant to clause (5) of the definition of “Permitted Investments,” (ii) applied to make a Restricted Payment pursuant to clause (2) or sub-clause (y)(2) of clause (9) below, or (iii) relied upon for purposes of incurring Contribution Indebtedness and (B) the amount of Restricted Payments made pursuant to sub-clause (A)(i), (B) or (C) of clause (8) and sub-clause (y)(1) of clause (9) below, in each case, by an amount not to exceed the amount of Capital Stock Sale Proceeds from any Charter Subsidiary Refinancing Indebtedness or Charter Parent Refinancing Indebtedness) plus

(c)	$2,000 million.

The preceding provisions will not prohibit:

(1)	the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2)	the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of CCO Holdings in exchange for, or out of the net proceeds of, the substantially concurrent sale (other than to a Subsidiary of CCO Holdings) of Equity Interests of CCO Holdings (other than Disqualified Stock);

(3)	the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of CCO Holdings or any of its Restricted Subsidiaries with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4)	the payment of any dividend or distribution to the extent necessary to permit direct or indirect beneficial owners of shares of Capital Stock of CCO Holdings to pay federal, state or local income tax liabilities that arise solely from income of CCO Holdings or any of its Restricted Subsidiaries, as the case may be, for the relevant taxable period being attributable to them;

(5)	the payment of any dividend by a Restricted Subsidiary of CCO Holdings to the holders of its Equity Interests on a pro rata basis;

(6)	the repurchase, redemption or other acquisition or retirement for value, or the payment of any dividend or distribution to the extent necessary to permit the repurchase, redemption or other acquisition or retirement for value, of any Equity Interests of CCO Holdings or a Parent of CCO Holdings held by any member of CCO Holdings’ or such Parent’s management pursuant to any management equity subscription agreement or stock option agreement entered into in accordance with the policies of CCO Holdings or any Parent; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $10 million in any fiscal year of the Issuers;

(7)	payment of fees in connection with any acquisition, merger or similar transaction in an amount that does not exceed an amount equal to 1.25% of the transaction value of such acquisition, merger or similar transaction;

(8)	(A) additional Restricted Payments directly or indirectly to CCH II or any Parent (i) for the purpose of enabling CCH II and/or any Parent to pay interest when due on Indebtedness under the CCH II Indentures and/or any Charter Parent Refinancing Indebtedness or (ii) so long as no Default has occurred and is continuing and CCO Holdings would have been permitted, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable quarter period, to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” consisting of dividends or distributions to the extent required to enable CCH II or any Charter Parent Refinancing Subsidiary to defease, redeem, repurchase, prepay, repay, discharge or otherwise acquire or retire for value Indebtedness under the CCH II Indentures or any Charter Parent Refinancing Indebtedness (including any expenses and fees incurred by any Parent in connection therewith); (B) so long as no Default has occurred and is continuing, Restricted Payments used to defease, redeem, repurchase, prepay, repay, discharge or otherwise acquire or retire for value Indebtedness under CCH II Indentures or any Charter Parent Refinancing Indebtedness or consisting of purchases, redemptions or other acquisitions by CCO Holdings or its Restricted Subsidiaries of Indebtedness under the CCH II Indentures or any Charter Parent Refinancing Indebtedness (including any expenses and fees incurred by CCO Holdings and its Restricted Subsidiaries in connection therewith) and the distribution, loan or investment to any Parent of Indebtedness so purchased, redeemed or acquired, or (C) Restricted Payments for the purpose of enabling any Parent to (i) pay interest when due on Indebtedness under any Charter Subsidiary Refinancing Indebtedness or (ii) to defease, redeem, repurchase, prepay, repay, discharge or otherwise acquire or retire for value Indebtedness under any Charter Subsidiary Refinancing Indebtedness (including any expenses and fees incurred by CCO Holdings and its Restricted Subsidiaries in connection therewith);

(9)

Restricted Payments directly or indirectly to CCH II or any other Parent regardless of whether a Default exists (other than an Event of Default under paragraph (1), (2), (7) or (8) of the section described under “— Events of Default”), for the purpose of enabling such Person (A) to pay interest on and (B) so long as CCO Holdings would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” to defease, redeem, repurchase, prepay, repay, discharge or otherwise acquire or retire, in each case, Indebtedness of such Parent (x) which is not held by another Parent and (y) to the extent that the net cash proceeds of such Indebtedness are or were used for the (1) payment of interest or principal (or premium) on any Indebtedness of a Parent (including (A) by way of a tender, redemption or prepayment of such Indebtedness and (B) amounts set aside to prefund any such payment), (2) direct or indirect (including by way of a contribution of property and/or assets purchased with such net cash proceeds) Investment in CCO Holdings or any of its Restricted Subsidiaries or (3) payment of amounts that would be permitted to be paid by way of a Restricted Payment under clause (10) immediately below (including the expenses of any exchange transaction);

(10)	Restricted Payments directly or indirectly to CCH II or any other Parent of (A) attorneys’ fees, investment banking fees, accountants’ fees, underwriting discounts and commissions and other customary fees and expenses (including any commitment and other fees payable in connection with Credit Facilities) actually incurred in connection with any issuance, sale or incurrence by CCH II or such Parent of Equity Interests or Indebtedness, or any exchange of securities or tender for outstanding debt securities, or (B) the costs and expenses of any offer to exchange privately placed securities in respect of the foregoing for publicly registered securities or any similar concept having a comparable purpose;

(11)	the redemption, repurchase, retirement or other acquisition of any Equity Interests of CCO Holdings or Indebtedness of the Issuers or any Equity Interests of any direct or indirect parent of CCO Holdings, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to an Issuer or a Restricted Subsidiary) of, Equity Interests of CCO Holdings or any direct or indirect parent of CCO Holdings (in each case, other than any Disqualified Stock);

(12)	the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuers or any Restricted Subsidiary issued in accordance with the covenant described under “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(13)	so long as no Default has occurred and is continuing, other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (13) not to exceed $50.0 million.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by CCO Holdings or any of its Restricted Subsidiaries pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined by the Board of Directors of CCO Holdings, whose resolution with respect thereto shall be delivered to the trustee. Such Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $100 million.

Not later than the date of making any Restricted Payment other than in the form of cash having a fair market value in excess of $10 million, the Issuers shall deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

Investments

CCO Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	make any Restricted Investment; or

(2)	allow any of its Restricted Subsidiaries to become an Unrestricted Subsidiary, unless, in each case:

(a)	no Default or Event of Default under the Indenture shall have occurred and be continuing or would occur as a consequence thereof; and

(b)	CCO Holdings would, at the time of, and after giving effect to, such Restricted Investment or such designation of a Restricted Subsidiary as an Unrestricted Subsidiary, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock.”

An Unrestricted Subsidiary may be redesignated as a Restricted Subsidiary if such redesignation would not cause a Default.

Incurrence of Indebtedness and Issuance of Preferred Stock

CCO Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) and CCO Holdings will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock or Preferred Stock, provided that CCO Holdings or any of its Restricted Subsidiaries may incur Indebtedness or CCO Holdings may issue Disqualified Stock and Restricted Subsidiaries may issue Preferred Stock if the Leverage Ratio of CCO Holdings and its Restricted Subsidiaries would have been not greater than 6.0 to 1.0 and in each case, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, at the beginning of the most recently ended fiscal quarter.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the incurrence by CCO Holdings and its Restricted Subsidiaries of Indebtedness under Credit Facilities; provided that the aggregate principal amount of all Indebtedness of CCO Holdings and its Restricted Subsidiaries outstanding under this clause (1) for all Credit Facilities of CCO Holdings and its Restricted Subsidiaries after giving effect to such incurrence does not exceed an amount equal to $1.5 billion;

(2)	the incurrence by CCO Holdings and its Restricted Subsidiaries of Existing Indebtedness (including Indebtedness outstanding under Credit Facilities on the Issue Date);

(3)	the incurrence on the Issue Date by CCO Holdings and its Restricted Subsidiaries of Indebtedness represented by the Notes (other than any Additional Notes);

(4)

the incurrence by CCO Holdings or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement (including, without limitation, the cost of design, development, construction, acquisition, transportation, installation, improvement, and migration) of Productive Assets of CCO Holdings or any of its Restricted Subsidiaries in an aggregate principal amount not to exceed the greater of (i) $300 million and (ii) 5% of Consolidated Net Tangible Assets at any time outstanding pursuant to this clause (4);

(5)	the incurrence by CCO Holdings or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace, in whole or in part, Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under this clause (5), the first paragraph of this covenant or clauses (2), (3), (9) or (12) of this paragraph;

(6)	the incurrence by CCO Holdings or any of its Restricted Subsidiaries of intercompany Indebtedness between or among CCO Holdings and any of its Restricted Subsidiaries; provided that:

(a)	if CCO Holdings is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than CCO Holdings or a Restricted Subsidiary of CCO Holdings and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either CCO Holdings or a Restricted Subsidiary of CCO Holdings, shall be deemed, in each case, to constitute an incurrence of such Indebtedness that was not permitted by this clause (6);

(7)	the incurrence by CCO Holdings or any of its Restricted Subsidiaries of Hedging Obligations (other than for speculative purposes);

(8)	the guarantee by CCO Holdings or any of its Restricted Subsidiaries of Indebtedness of a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant;

(9)	Acquired Debt or Disqualified Stock of a Person that becomes, or is merged into, a Restricted Subsidiary or any Issuer; provided, however, that after giving pro forma effect thereto as if such acquisition or merger had been made at the beginning of the applicable quarter period, the Leverage Ratio of CCO Holdings and its Restricted Subsidiaries is equal to or less than immediately prior to such transaction;

(10)	the incurrence by CCO Holdings or any of its Restricted Subsidiaries of additional Indebtedness, Disqualified Stock or Preferred Stock in an aggregate principal amount at any time outstanding under this clause (10), not to exceed the greater of (i) $300 million and (ii) 5% of Consolidated Net Tangible Assets;

(11)	the accretion or amortization of original issue discount and the write up of Indebtedness in accordance with purchase accounting;

(12)	Contribution Indebtedness;

(13)	Indebtedness arising from agreements of any Issuer or a Restricted Subsidiary providing for and to the extent of indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or a Subsidiary, other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; and

(14)	Indebtedness from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within 10 business days of its incurrence.

In the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (14) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuers, in their sole discretion, may classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses or the first paragraph of this covenant. Additionally, all or any portion of any item of Indebtedness may later be reclassified as having been incurred pursuant to any category of permitted Indebtedness described in clauses (1) through (14) above or pursuant to the first paragraph of this covenant so long as such Indebtedness, Disqualified Stock or Preferred Stock is permitted to be incurred pursuant to such provision at the time of reclassification. At the time of incurrence, the Issuers will be entitled to divide and classify an item of Indebtedness, Disqualified Stock or Preferred Stock in more than one of the types of Indebtedness, Disqualified Stock or Preferred Stock described above.

Liens

The Indenture will provide that CCO Holdings will not, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness, Attributable Debt or trade payables on any asset of CCO Holdings, whether owned on the Issue Date or thereafter acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Subsidiaries

CCO Holdings will not, directly or indirectly, create or permit to exist or become effective any encumbrance or restriction on the ability of any of its Restricted Subsidiaries to:

(a)	pay dividends or make any other distributions on its Capital Stock to CCO Holdings or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to CCO Holdings or any of its Restricted Subsidiaries;

(b)	make loans or advances to CCO Holdings or any of its Restricted Subsidiaries; or

(c)	transfer any of its properties or assets to CCO Holdings or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	Existing Indebtedness as in effect on the Issue Date (including, without limitation, the Indebtedness under any of the Credit Facilities) and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the most restrictive Existing Indebtedness, as in effect on the Issue Date;

(2)	the Indenture and the Notes and any exchange notes issued pursuant to the registration rights agreement;

(3)	applicable law, rule, regulation or order;

(4)

any instrument governing Indebtedness or Capital Stock of a Person acquired by CCO Holdings or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any

Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(5)	customary non-assignment provisions in leases, franchise agreements and other commercial agreements entered into in the ordinary course of business and consistent with past practices;

(6)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (c) of the preceding paragraph;

(7)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by such Restricted Subsidiary pending its sale or other disposition;

(8)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)	Liens securing Indebtedness or other obligations otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption “— Liens” that limit the right of CCO Holdings or any of its Restricted Subsidiaries to dispose of the assets subject to such Lien;

(10)	provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements;

(11)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12)	restrictions contained in the terms of Indebtedness permitted to be incurred under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that such restrictions are no more restrictive, taken as a whole, than the terms contained in the most restrictive, together or individually, of the Credit Facilities as in effect on the Issue Date;

(13)	restrictions that are not materially more restrictive, taken as a whole, than customary provisions in comparable financings and that the management of CCO Holdings determines, at the time of such financing, will not materially impair the Issuers’ ability to make payments as required under the Notes; and

(14)	any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (14) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuers, not materially more restrictive taken as a whole with respect to such encumbrance and other restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Merger, Consolidation or Sale of Assets

Neither Issuer may, directly or indirectly, (1) consolidate or merge with or into another Person or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person; unless:

(A)	either:

(i)	such Issuer is the surviving Person; or

(ii)	the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a Person organized or existing under the laws of the United States, any state thereof or the District of Columbia, provided that if the Person formed by or surviving any such consolidation or merger with such Issuer is a limited liability company or a Person other than a corporation, a corporate co-issuer shall also be an obligor with respect to the Notes;

(B)	the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of such Issuer under the Notes and the Indenture pursuant to agreements reasonably satisfactory to the trustee;

(C)	immediately after such transaction no Default or Event of Default exists; and

(D)	such Issuer or the Person formed by or surviving any such consolidation or merger (if other than such Issuer) will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the most recently ended fiscal quarter,

(x)	be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; or

(y)	have a Leverage Ratio immediately after giving effect to such consolidation or merger no greater than the Leverage Ratio immediately prior to such consolidation or merger.

In addition, CCO Holdings may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. The foregoing clause (D) of this “Merger, Consolidation, or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among CCO Holdings and any of its Wholly Owned Restricted Subsidiaries.

Transactions with Affiliates

CCO Holdings will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1)	such Affiliate Transaction is on terms, taken as a whole, that are no less favorable to CCO Holdings or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by CCO Holdings or such Restricted Subsidiary with an unrelated Person; and

(2)	CCO Holdings delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration given or received by CCO Holdings or any such Restricted Subsidiary in excess of $25 million, a resolution of the Board of Directors of CCO Holdings or CCI set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the members of such Board of Directors; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration given or received by CCO Holdings or any such Restricted Subsidiary in excess of $100 million, an opinion as to the fairness to CCO Holdings of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any existing employment agreement entered into by CCO Holdings or any of its Subsidiaries and any employment agreement entered into by CCO Holdings or any of its Restricted Subsidiaries in the ordinary course of business;

(2)	transactions between or among CCO Holdings and/or its Restricted Subsidiaries;

(3)	payment of reasonable directors fees to Persons who are not otherwise Affiliates of CCO Holdings, and customary indemnification and insurance arrangements in favor of directors and officers, regardless of affiliation with CCO Holdings or any of its Restricted Subsidiaries;

(4)	payment of Management Fees;

(5)	Restricted Payments that are permitted by the provisions of the covenant described above under the caption “— Restricted Payments” and Restricted Investments that are permitted by the provisions of the covenant described above under the caption “— Investments”;

(6)	Permitted Investments;

(7)	transactions pursuant to, and the performance of, agreements existing on the Issue Date, as in effect on the Issue Date, or as subsequently modified, supplemented, or amended, to the extent that any such modifications, supplements, or amendments complied with the applicable provisions of the first paragraph of this covenant;

(8)	the assignment and assumption of contracts (which contracts are entered into prior to the Issue Date on an arms-length basis in the ordinary course of business of the relevant Parent), reasonably related to the business of CCO Holdings and the assignment and assumption of which would not result in the incurrence of any Indebtedness by CCO Holdings or any Restricted Subsidiary to a Restricted Subsidiary by a Parent;

(9)	transactions with a Person that is an Affiliate solely as a result of the fact that CCO Holdings or a Restricted Subsidiary controls or otherwise owns Equity Interests of such Person;

(10)	equity contributions in, and the issuance of Equity Interests of, CCO Holdings; and

(11)	any (x) purchases of any class of Indebtedness from, or lending of any class of Indebtedness to, CCO Holdings or any of its Restricted Subsidiaries so long as the amount of Indebtedness of such class purchased or loaned by such Affiliates does not exceed 25% of the applicable class of Indebtedness offered to non-Affiliate investors generally and (y) repurchases, redemptions or other retirements for value by CCO Holdings or any of its Restricted Subsidiaries of Indebtedness of any class held by any Affiliate of CCO Holdings so long as such repurchase, redemption or other retirement for value is on the same terms as are made available to investors holding such class of Indebtedness generally and Affiliates hold no more than 25% of such class of Indebtedness.

Limitations on Issuances of Guarantees of Indebtedness

CCO Holdings will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee any other Indebtedness of CCO Holdings, except in respect of the Credit Facilities of CCO Holdings (the “Guaranteed Indebtedness”), unless

(1)	such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for the Guarantee (a “Subsidiary Guarantee”) of the payment of the Notes by such Restricted Subsidiary, and

(2)	until one year after all the Notes have been paid in full in cash, such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against CCO Holdings or any other Restricted Subsidiary of CCO Holdings as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; provided that this paragraph shall not be applicable to any Guarantee or any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

If the Guaranteed Indebtedness is subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

If any guarantor is released from its obligations on Guaranteed Indebtedness it shall be automatically released from its obligation with respect to its Guarantee of the Notes.

Reports

Whether or not required by the Securities and Exchange Commission, so long as any Notes are outstanding, the Issuers will furnish to the holders of the Notes, within the time periods specified in the Securities and Exchange Commission’s rules and regulations:

(1)	all quarterly and annual financial information that would be required to be contained in a filing with the Securities and Exchange Commission on Forms 10-Q and 10-K if the Issuers were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and, with respect to the annual information only, a report on the annual consolidated financial statements of CCO Holdings by its independent public accountants; and

(2)	all current reports that would be required to be filed with the Securities and Exchange Commission on Form 8-K if the Issuers were required to file such reports.

If CCO Holdings has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of CCO Holdings and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of CCO Holdings.

Notwithstanding anything to the contrary set forth above, for so long as the Issuers are direct or indirect wholly-owned subsidiaries of CCI, if CCI has furnished the holders of Notes and filed electronically with the Securities and Exchange Commission, the reports described in the preceding paragraphs with respect to CCI (including any consolidating financial information required by Regulation S-X relating to the Issuers), the Issuers shall be deemed to be in compliance with the provisions of this covenant.

Events of Default and Remedies

Each of the following is an Event of Default:

(1)	default for 30 consecutive days in the payment when due of interest on the Notes;

(2)	default in payment when due of the principal of or premium, if any, on the Notes;

(3)	failure by CCO Holdings or any of its Restricted Subsidiaries to comply with the provisions of the Indenture described under the captions “— Repurchase at the Option of Holders—Change of Control” or “— Certain Covenants—Merger, Consolidation, or Sale of Assets”;

(4)	failure by CCO Holdings or any of its Restricted Subsidiaries for 30 consecutive days after written notice thereof has been given to CCO Holdings by the trustee or to CCO Holdings and the trustee by holders of at least 25% of the aggregate principal amount of the Notes outstanding to comply with any of their other covenants or agreements in the Indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by CCO Holdings or any of its Restricted Subsidiaries (or the payment of which is guaranteed by CCO Holdings or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

(a)	is caused by a failure to pay at final stated maturity the principal amount on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $100 million or more;

(6)	failure by CCO Holdings or any of its Restricted Subsidiaries to pay final judgments which are non-appealable aggregating in excess of $100 million, net of applicable insurance which has not been denied in writing by the insurer, which judgments are not paid, discharged or stayed for a period of 60 days; and

(7)	CCO Holdings or any of its Significant Subsidiaries pursuant to or within the meaning of bankruptcy law:

(a)	commences a voluntary case,

(b)	consents to the entry of an order for relief against it in an involuntary case,

(c)	consents to the appointment of a custodian of it or for all or substantially all of its property, or

(d)	makes a general assignment for the benefit of its creditors; or

(8)	a court of competent jurisdiction enters an order or decree under any bankruptcy law that:

(a)	is for relief against CCO Holdings or any of its Significant Subsidiaries in an involuntary case;

(b)	appoints a custodian of CCO Holdings or any of its Significant Subsidiaries or for all or substantially all of the property of CCO Holdings or any of its Significant Subsidiaries; or

(c)	orders the liquidation of CCO Holdings or any of its Significant Subsidiaries; and the order or decree remains unstayed and in effect for 60 consecutive days.

In the case of an Event of Default described in the foregoing clauses (7) and (8) with respect to CCO Holdings, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare the Notes to be due and payable immediately.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, the holders of a majority in principal amount of the then outstanding Notes may direct the trustee in its exercise of any trust or power with respect to the Notes. The trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default under the Indenture (except a Default or Event of Default relating to the payment of principal or interest on the Notes) if it determines that withholding notice is in their interest.

The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, or premium, if any, on, the Notes.

The Issuers will be required to deliver to the trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Issuers will be required to deliver to the trustee a statement specifying such Default or Event of Default and what action the Issuers are taking or propose to take with respect thereto.

No Personal Liability of Directors, Officers, Employees, Members and Stockholders

No director, officer, employee or incorporator of the Issuers or CCI, as such, and no member or stockholder of the Issuers or CCI, as such, shall have any liability for any obligations of the Issuers or CCI under the Notes or the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release will be part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to any outstanding Notes (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due from the trust referred to below;

(2)	the Issuers’ obligations with respect to the Notes concerning issuing temporary Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and the Issuers’ obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the Indenture.

In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers released with respect to certain covenants that are described in the Indenture for the benefit of the holders of Notes (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs with respect to the Notes, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

(1)	the Issuers must irrevocably deposit or cause to be deposited with the trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as are expected to be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Issuers must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Issuers shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that

(a)	the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or

(b)	since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Issuers shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default under the Indenture shall have occurred and be continuing;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Issuers or any of their Restricted Subsidiaries is a party or by which the Issuers or any of their Restricted Subsidiaries is bound;

(6)	the Issuers must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Issuers with the intent of preferring the holders of the Notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and

(7)	the Issuers must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all applicable Notes not theretofore delivered to the trustee for cancellation

(a)	have become due and payable or

(b)	will become due and payable on the maturity date within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of the Issuers.

Amendment, Supplement and Waiver

Except as provided below, the Indenture or Notes may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the then outstanding Notes. This includes consents obtained in connection with a purchase of Notes, a tender offer for Notes or an exchange offer for Notes. Any existing Default or compliance with any provision of the Indenture or the Notes (other than any provision relating to the right of any holder of a Note to bring suit for the enforcement of any payment of principal, premium, if any, and interest on the Note, on or after the scheduled due dates expressed in the Notes) may be waived, including by way of amendment, with the consent of the holders of a majority in aggregate principal amount of the then outstanding Notes. This includes consents obtained in connection with a purchase of Notes, a tender offer for Notes or an exchange offer for Notes.

Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder):

(1)	reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any Note or alter the payment provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3)	reduce the rate of or extend the time for payment of interest on any Note;

(4)	waive a Default or an Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any Note payable in money other than that stated in the Notes;

(6)	make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, or premium, if any, or interest on the Notes;

(7)	waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”); or

(8)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of Notes, the Issuers and the trustee may amend or supplement the Indenture or the Notes:

(1)	to cure any ambiguity, mistake, defect or inconsistency;

(2)	to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3)	to provide for or confirm the issuance of Additional Notes;

(4)	to provide for the assumption of the Issuers’ obligations to holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Issuers’ assets;

(5)	to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder;

(6)	to comply with requirements of the Securities and Exchange Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act or otherwise as necessary to comply with applicable law; or

(7)	to conform the Indenture or the Notes to this “Description of Notes.”

Governing Law

The Indenture and the Notes will be governed by the laws of the State of New York.

Concerning the Trustee

If the trustee becomes a creditor of the Issuers, the Indenture will limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Securities and Exchange Commission for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee on behalf of the holders of Notes, subject to certain exceptions. The Indenture will provide that in case an Event of Default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the trustee indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Indenture without charge by writing to the Issuers at 12405 Powerscourt Drive, St. Louis, Missouri 63131, Attention: Corporate Secretary.

Book-Entry, Delivery and Form

Except as set forth below, the Notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The Notes initially will be issued in the form of global securities filed in book-entry form. The Notes will be deposited upon issuance with the trustee, as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, Cede & Co., and DTC or its nominee will initially be the sole registered holder of the Notes for all purposes under the Indenture. Unless it is exchanged in whole or in part for debt securities in definitive form as described below, a global security may not be transferred. However, transfers of the whole security between DTC and its nominee or their respective successors are permitted.

Upon the issuance of a global security, DTC or its nominee will credit on its internal system the principal amount at maturity of the individual beneficial interest represented by the global security acquired by the persons in sale of the original notes. Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or persons that hold interests through participants. Ownership of beneficial interests will be shown on, and the transfer of such ownership will be affected only through, records maintained by DTC or its nominee with respect to interests of participants and the records of participants with respect to interests of persons other than participants. The laws of some jurisdictions require that some purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security. Principal and interest payments on global securities registered in the name of DTC’s nominee will be made in immediate available funds to DTC’s nominee as the registered owner of the global securities. The Issuers and the trustee will treat DTC’s nominee as the owner of the global securities for all other purchasers will have no direct responsibility or liability for any aspect of the records relating to payments made on account of beneficial interests in the global securities or for maintaining, supervising or reviewing any records relating to these beneficial interests. It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit direct participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities. These payments will be the responsibility of the direct and indirect participants and not of DTC, the Issuers, the trustee or the underwriters.

So long as DTC or its nominee is the registered owner or holder of the global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the global security for the purposes of:

(1)	receiving payment on the Notes;

(2)	receiving notices; and

(3)	for all other purposes under the Indenture and the Notes.

Beneficial interests in the Notes will be evidenced only by, and transfers of the Notes will be effected only through records maintained by DTC and its participants.

Except as described above, owners of beneficial interests in a global security will not be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered the holders of the global security for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC. And, if that person is not a participant, the person must rely on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the Indenture. Under existing industry practices, if the Issuers request any action of holders or an owner of a beneficial interest in a global security desires to take any action under the Indenture, DTC would authorize the participants holding the relevant beneficial interest to take that action. The participants then would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised the Issuers that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account the DTC interests in the global security are credited. Further, DTC will take action only as to the portion of the aggregate principal amount of the Notes as to which the participant or participants has or have given the direction.

DTC has provided the following information to us. DTC is a:

(1)	limited-purpose trust company organized under the New York Banking Law;

(2)	a banking organization within the meaning of the New York Banking Law;

(3)	a member of the United States Federal Reserve System;

(4)	a clearing corporation within the meaning of the New York Uniform Commercial Code; and

(5)	a clearing agency registered under the provisions of Section 17A of the Securities Exchange Act.

Although DTC has agreed to the procedures described above in order to facilitate transfers of interests in global securities among participants of DTC, it is under no obligation to perform these procedures, and the procedures may be discontinued at any time. None of the Issuers, the trustee, any agent of the Issuers or the purchasers of the original notes will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, payments made on account of, or beneficial ownership interests in, global notes.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind. We have provided the foregoing descriptions of the operations and procedures of DTC solely as a matter of convenience. DTC’s operations and procedures are solely within DTC’s control and are subject to change by DTC from time to time. Neither we, the underwriters nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

Exchange of Book-Entry Notes for Certificated Notes

A Global Note is exchangeable for definitive Notes in registered certificated form (“Certificated Notes”) if (i) DTC (x) notifies the Issuers that it is unwilling or unable to continue as depositary for the Global Notes and the Issuers thereupon fail to appoint a successor depositary or (y) has ceased to be a clearing agency registered under the Exchange Act or (ii) there shall have occurred and be continuing an Event of Default with respect to the Notes. In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon request but only upon prior written notice given to the trustee by or on behalf of DTC in accordance with the Indenture and in accordance with the certification requirements set forth in the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors,” unless the Issuers determine otherwise in compliance with applicable law.

Exchange of Certificated Notes for Book-Entry Notes

Notes issued in certificated form may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes. See “Notice to Investors.”

Same-Day Settlement and Payment

Payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, and interest) will be made by wire transfer of immediately available funds to the accounts specified by the Global Note holder. With respect to Notes in certificated form, the Issuers will make all payments of principal, premium, if any, and interest, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuers expect that secondary trading in any certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Issuers that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

This section sets forth certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1)	of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Notes” means additional Notes.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

“Asset Acquisition” means

(a)	an Investment by CCO Holdings or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary of CCO Holdings or any of its Restricted Subsidiaries or shall be merged with or into CCO Holdings or any of its Restricted Subsidiaries, or

(b)	the acquisition by CCO Holdings or any of its Restricted Subsidiaries of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of the Cable Related Business consistent with applicable past practices; provided that the sale, conveyance or other disposition of all or substantially all of the assets of CCO Holdings and its Subsidiaries, taken as a whole, will be governed by the provisions of the Indenture described above under the caption “— Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “— Certain Covenants—Merger, Consolidation, or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests by any Restricted Subsidiary of CCO Holdings or the sale of Equity Interests in any Restricted Subsidiary of CCO Holdings.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(1)	any single transaction or series of related transactions that:

(a)	involves assets having a fair market value of less than $100 million; or

(b)	results in net proceeds to CCO Holdings and its Restricted Subsidiaries of less than $100 million;

(2)	a transfer of assets between or among CCO Holdings and its Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary of CCO Holdings to CCO Holdings or to another Wholly Owned Restricted Subsidiary of CCO Holdings;

(4)	a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants—Restricted Payments,” a Restricted Investment that is permitted by the covenant described above under the caption “— Certain Covenants—Investments” or a Permitted Investment;

(5)	the incurrence of Liens not prohibited by the Indenture and the disposition of assets related to such Liens by the secured party pursuant to a foreclosure;

(6)	any disposition of cash or Cash Equivalents;

(7)	any surrender or waiver of contract rights or settlement, including, without limitation with respect to Hedging Obligations;

(8)	like-kind property exchanges under Section 1031 of the Internal Revenue Code;

(9)	non-exclusive licenses of intellectual property; and

(10)	any sale or disposition of inventory or accounts receivable in the ordinary course of business.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction, including any period for which such lease has been extended or may, at the option of the lessee, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as such term is used in Section 13(d)(3) of the Exchange Act) such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

“Board of Directors” means the board of directors or comparable governing body of CCI or if so specified CCO Holdings, in either case, as constituted as of the date of any determination required to be made, or action required to be taken, pursuant to the Indenture.

“Cable Related Business” means the business of owning cable television systems and businesses ancillary, complementary and related thereto.

“Capital Corp.” means, CCO Holdings Capital Corp., a Delaware corporation, and any successor Person thereto.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest (other than any debt obligation) or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capital Stock Sale Proceeds” means the aggregate net proceeds (including the fair market value of the non-cash proceeds) received by CCO Holdings or its Restricted Subsidiaries from and after the Issue Date, in each case

(x)	as a contribution to the common equity capital or from the issue or sale of Equity Interests (other than Disqualified Stock and other than issuances or sales to a Subsidiary of CCO Holdings) of any Parent or CCO Holdings after the Issue Date, or

(y)	from the issue or sale of Disqualified Stock, debt securities or other Indebtedness of CCO Holdings that has been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock, debt securities or other Indebtedness) sold to a Subsidiary of CCO Holdings).

“Cash Equivalents” means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than twelve months from the date of acquisition;

(3)	certificates of deposit and eurodollar time deposits with maturities of twelve months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having combined capital and surplus in excess of $500 million and a Thompson Bank Watch Rating at the time of acquisition of “B” or better;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having a rating at the time of acquisition of at least “P-1” from Moody’s or at least “A-1” from S&P and in each case maturing within twelve months after the date of acquisition;

(6)	corporate debt obligations maturing within twelve months after the date of acquisition thereof, rated at the time of acquisition at least “Aaa” or “P-1” by Moody’s or “AAA” or “A-1” by S&P;

(7)	auction-rate Preferred Stocks of any corporation maturing not later than 90 days after the date of acquisition thereof, rated at the time of acquisition at least “Aaa” by Moody’s or “AAA” by S&P;

(8)	securities issued by any state, commonwealth or territory of the United States, or by any political subdivision or taxing authority thereof, maturing not later than six months after the date of acquisition thereof, rated at the time of acquisition at least “A” by Moody’s or S&P; and

(9)	money market or mutual funds at least 90% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (8) of this definition.

“CCH I” means CCH I, LLC, a Delaware limited liability company, and any successor Person thereto.

“CCH II” means CCH II, LLC, a Delaware limited liability company, and any successor Person thereto.

“CCH II Indentures” means, collectively, the indenture entered into by CCH II and CCH II Capital Corp., a Delaware corporation, with respect to their 13.50% Senior Notes due 2016 and any indentures, note purchase agreements or similar documents entered into by CCH II and CCH II Capital Corp. for the purpose of incurring Indebtedness in exchange for, or the proceeds for which are used to refinance, any of the Indebtedness described above, in each case, together with all instruments and other agreements entered into by CCH II and CCH II Capital Corp. in connection therewith, as any of the foregoing may be refinanced, replaced, amended, supplemented or otherwise modified from time to time.

“CCI” means Charter Communications, Inc., a Delaware corporation, and any successor Person thereto.

“CCO” means Charter Communications Operating, LLC, a Delaware corporation and any successor Person thereto.

“CCO Holdings” means CCO Holdings, LLC, a Delaware limited liability company, and any successor Person thereto.

“Change of Control” means the occurrence of any of the following:

(1)	the sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of CCO Holdings and its Subsidiaries, taken as a whole, or of a Parent and its Subsidiaries, taken as a whole, to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) other than a Parent, CCO Holdings or a Restricted Subsidiary.

(2)	the adoption of a plan relating to the liquidation or dissolution of CCO Holdings or a Parent (except the liquidation of any Parent into any other Parent);

(3)	the consummation of any transaction, including any merger or consolidation, the result of which is that any “person” (as defined above) other than a Parent becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of CCO Holdings or a Parent, measured by voting power rather than the number of shares; or

(4)	after the Issue Date, the first day on which a majority of the members of the Board of Directors of CCI are not Continuing Directors.

“Charter Holdings” means Charter Communications Holdings, LLC, a Delaware limited liability company, and any successor Person thereto.

“Charter Parent Refinancing Indebtedness” means any Indebtedness of a Parent issued in exchange for, or the net proceeds of which are used within 90 days after the date of issuance thereof to extend, refinance, renew, replace, defease, purchase, acquire or refund (including successive extensions, refinancings, renewals, replacements, defeasances, purchases, acquisitions or refunds), Indebtedness (including Acquired Debt) incurred by CCH II or any of its Subsidiaries or which refinances such Indebtedness; provided that:

(1)	the principal amount (or accreted value, if applicable) of such Charter Parent Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable) plus accrued interest and premium, if any, on the Indebtedness so extended, refinanced, renewed, replaced, defeased, purchased, acquired or refunded (plus the amount of reasonable fees, commissions and expenses incurred in connection therewith);

(2)	such Charter Parent Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(3)	is classified as such by CCO Holdings.

“Charter Subsidiary Refinancing Indebtedness” means any Indebtedness of a Parent issued in exchange for, or the net proceeds of which are used within 90 days after the date of issuance thereof to extend, refinance, renew, replace, defease, purchase, acquire or refund (including successive extensions, refinancings, renewals, replacements, defeasances, purchases, acquisitions or refunds), Indebtedness (including Acquired Debt) incurred by CCO Holdings or any of its Subsidiaries or which refinances such Indebtedness; provided that:

(1)	the principal amount (or accreted value, if applicable) of such Charter Subsidiary Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable) plus accrued interest and premium, if any, on the Indebtedness so extended, refinanced, renewed, replaced, defeased, purchased, acquired or refunded (plus the amount of reasonable fees, commissions and expenses incurred in connection therewith); and

(2)	such Charter Subsidiary Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Consolidated EBITDA” means with respect to any Person, for any period, the net income of such Person and its Restricted Subsidiaries for such period plus, to the extent such amount was deducted in calculating such net income:

(1)	Consolidated Interest Expense of such Person and its Restricted Subsidiaries;

(2)	income taxes;

(3)	depreciation expense;

(4)	amortization expense;

(5)	asset impairments or write-downs or write-offs;

(6)	all other non-cash items, extraordinary items, non-recurring and unusual items (including any restructuring charges, costs and expenses and charges, costs and expenses related to litigation settlements or judgments and/or charges, costs and expenses related to asset acquisitions and dispositions) and the cumulative effects of changes in accounting principles reducing such net income, less all non-cash items, extraordinary items, non-recurring and unusual items and cumulative effects of changes in accounting principles increasing such net income;

(7)	amounts actually paid during such period pursuant to a deferred compensation plan;

(8)	any premium, penalty or fee paid in relation to any repayment, prepayment or repurchase of Indebtedness;

(9)	all deferred financing costs written off in connection with the early extinguishment of Indebtedness, net of taxes;

(10)	all costs, expenses and fees related to the issuance of the Notes; and

(11)	for purposes of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” only, Management Fees;

provided that Consolidated EBITDA shall not include:

(w)	the net income (or net loss) of any Person that is not a Restricted Subsidiary (“Other Person”), except

(i)	with respect to net income, to the extent of the amount of dividends or other distributions actually paid to such Person or any of its Restricted Subsidiaries by such Other Person during such period; and

(ii)	with respect to net losses, to the extent of the amount of investments made by such Person or any Restricted Subsidiary of such Person in such Other Person during such period;

(x)	solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (3) of the covenant described under the caption “— Certain Covenants—Restricted Payments” (and in such case, except to the extent includable pursuant to clause (w) above), the net income (or net loss) of any Other Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with such Person or any Restricted Subsidiaries or all or substantially all of the property and assets of such Other Person are acquired by such Person or any of its Restricted Subsidiaries;

(y)	solely for purposes of clause (3) of the first paragraph of the covenant under the caption “— Certain Covenants—Restricted Payments,” the net income of any Restricted Subsidiary of CCO Holdings to the extent that the payment of dividends or similar distributions by such Restricted Subsidiary of such net income is restricted by the operation of the terms of such Restricted Subsidiary’s charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary, unless (x) such restriction with respect to the payment of dividends or similar distributions has been legally waived or (y) such restriction is permitted by the covenant described under the caption “— Certain Covenants—Dividend and Other Payment Restrictions Affecting Subsidiaries”; provided, that the net income of such Restricted Subsidiary shall be increased by the amount of dividends or other distributions or payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein; and

(z)	effects of any fresh start accounting adjustments.

“Consolidated Indebtedness” means, with respect to any Person as of any date of determination, the sum, without duplication, of:

(1)	the total amount of outstanding Indebtedness and Attributable Debt of such Person and its Restricted Subsidiaries, plus

(2)	the total amount of Indebtedness of any other Person that has been Guaranteed by the referent Person or one or more of its Restricted Subsidiaries, plus

(3)	the aggregate liquidation value of all Disqualified Stock of such Person and all Preferred Stock of Restricted Subsidiaries of such Person, in each case, determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization or original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to Hedging Obligations); and

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; and

(3)	any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon); excluding, however, any amount of such interest of any Restricted Subsidiary of the referent Person if the net income of such Restricted Subsidiary is excluded in the calculation of Consolidated EBITDA pursuant to clause (x) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Consolidated EBITDA pursuant to clause (x) of the definition thereof), in each case, on a consolidated basis and in accordance with GAAP.

“Consolidated Net Tangible Assets” means, as of any date of determination, the total amount of assets (less applicable reserves and other properly deductible items) of CCO Holdings and the Restricted Subsidiaries less the sum of (1) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other intangibles, and (2) all current liabilities, in each case, reflected on the most recent consolidated balance sheet of CCO Holdings and the Restricted Subsidiaries as at the end of the most recent ended fiscal quarter for which financial statements have been delivered pursuant to the indenture, determined on a consolidated basis in accordance with GAAP on a pro forma basis to give effect to any acquisition or disposition of assets made after such balance sheet date and on or prior to the date of determination.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of CCO Holdings or CCI or the board of directors of any other Parent who:

(1)	was a member of the Board of Directors of CCO Holdings or CCI, or as applicable, of the board of directors of such other Parent on the Issue Date; or

(2)	was nominated for election or elected to the Board of Directors of CCO Holdings or CCI, or as applicable, of the board of directors of such other Parent, with the approval of a majority of the Continuing Directors who were members of such Board of Directors of CCO Holdings or CCI, or as applicable, of the board of directors of such other Parent at the time of such nomination or election or whose election or appointment was previously so approved.

“Contribution Indebtedness” means Indebtedness or Disqualified Stock of CCO Holdings or any Restricted Subsidiary in an aggregate principal amount not greater than the aggregate amount of cash contributions (other than the proceeds from the issuance of Disqualified Stock or any cash contribution by an Issuer or a Restricted Subsidiary) made to the capital of CCO Holdings or a Restricted Subsidiary after the Issue Date (whether through the issuance of Capital Stock or otherwise); provided that such Contribution Indebtedness is incurred within 180 days after the making of the related cash contribution.

“Credit Facilities” means, with respect to CCO Holdings and/or its Restricted Subsidiaries, and with respect to any other entity as the context requires, one or more debt facilities (including indentures), in each case with banks, lenders or noteholders (other than a Parent of the Issuers) providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) letters of credit, notes, guarantees, and commercial paper in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default; provided, that any Default that results solely from the taking of an action that would have been permitted but for the continuation of a previous Default will be deemed to be cured if such previous Default is cured prior to becoming an Event of Default.

“Designated Noncash Consideration” means the fair market value of noncash consideration received by the Issuers or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an officers’ certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

“Disposition” means, with respect to any Person, any merger, consolidation or other business combination involving such Person (whether or not such Person is the Surviving Person) or the sale, assignment, transfer, lease or conveyance, or other disposition of all or substantially all of such Person’s assets or Capital Stock.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the earlier of the date on which the Notes mature or the date on which the Notes are no longer outstanding. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require CCO Holdings to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that CCO Holdings may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants—Restricted Payments.”

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any private or public issuance of Qualified Capital Stock of CCO Holdings or a Parent of which the gross proceeds to CCO Holdings or received by CCO Holdings as a capital contribution from such Parent (directly or indirectly), as the case may be, are at least $25 million.

“Existing Indebtedness” means Indebtedness of CCO Holdings and its Restricted Subsidiaries in existence on the Issue Date, until such amounts are repaid.

“GAAP” means generally accepted accounting principles in the United States which are in effect on September 27, 2010. At any time after the Issue Date, the Issuers may elect to apply International Financial Reporting Standards (“IFRS”) accounting principles in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean IFRS on the date of such election; provided that any such election, once made, shall be irrevocable; provided, further, that any calculation or determination in the Indenture that requires the application of GAAP for periods that include fiscal quarters ended prior to the Issuers’ election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP. The Issuers shall give notice of any such election made in accordance with this definition to the Trustee.

“Guarantee” or “guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness, measured as the lesser of the aggregate outstanding amount of the Indebtedness so guaranteed and the face amount of the guarantee.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1)	interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

(2)	interest rate option agreements, foreign currency exchange agreements, foreign currency swap agreements; and

(3)	other agreements or arrangements designed to protect such Person against fluctuations in interest and currency exchange rates.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	representing Capital Lease Obligations or Attributable Debt;

(5)	in respect of the balance deferred and unpaid of the purchase price of any property due more than six months after the property is acquired, except any such balance that constitutes an accrued expense or trade payable; or

(6)	represented by Hedging Obligations only to the extent an amount is then owed and is payable pursuant to the terms of such Hedging Obligations,

if and to the extent any of the preceding items would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP.

In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by such Person of any indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date shall be:

(1)	the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2)	the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

“Investment Grade Rating” means a rating equal to or higher than (x) in the case of Moody’s, Baa3 (or the equivalent), (y) in the case of S&P, BBB—(or the equivalent) and (z) in the case of any other Rating Agency, the equivalent rating by such Rating Agency to the ratings described in clause (x) and (y).

“Investments” means, with respect to any Person, all investments by such Person in other Persons, including Affiliates, in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business) and purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

“Issue Date” means the date Notes are first issued under the Indenture.

“Leverage Ratio” means, as to CCO Holdings, as of any date, the ratio of:

(1)	the Consolidated Indebtedness of CCO Holdings on such date to

(2)	the aggregate amount of Consolidated EBITDA for CCO Holdings for the most recently ended fiscal quarter for which internal financial statements are available multiplied by four (the “Reference Period”).

In addition to the foregoing, for purposes of this definition, “Consolidated EBITDA” shall be calculated on a pro forma basis after giving effect to

(1)	the issuance of the Notes;

(2)	the incurrence of the Indebtedness or the issuance of the Disqualified Stock or other Preferred Stock (and the application of the proceeds therefrom) giving rise to the need to make such calculation and any incurrence or issuance (and the application of the proceeds therefrom) or repayment of other Indebtedness, Disqualified Stock or Preferred Stock, other than the incurrence or repayment of Indebtedness for ordinary working capital purposes, at any time subsequent to the beginning of the Reference Period and on or prior to the date of determination, as if such incurrence (and the application of the proceeds thereof), or the repayment, as the case may be, occurred on the first day of the Reference Period;

(3)

any Dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any person that becomes a Restricted Subsidiary as a result of such Asset Acquisition) incurring, assuming or otherwise becoming liable for or issuing Indebtedness, Disqualified Stock or Preferred Stock) made on or subsequent to the first day of the Reference Period and on or prior to the date of determination, as if such Disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Indebtedness, Disqualified Stock or Preferred Stock and also including any Consolidated EBITDA associated with such Asset

Acquisition, including any cost savings adjustments in compliance with Regulation S-X promulgated by the Securities and Exchange Commission) had occurred on the first day of the Reference Period.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Make-Whole Premium” means, with respect to a Note at any redemption date, the greater of:

(i)	1.0% of the principal amount of such Note; and

(ii)	the excess of:

(1)	the present value at such redemption date of the redemption price of such Note on January 31, 2016 (with such redemption prices being those described in the table under “— Optional Redemption”) plus (B) all required remaining scheduled interest payments due on such Note through January 31, 2016 other than accrued interest to such redemption date, computed using a discount rate equal to the Treasury Rate plus 50 basis points per annum discounted on a semi-annual bond equivalent basis, over

(2)	the principal amount of such Note on such Redemption Date.

“Management Fees” means the fees payable to CCI or any other Parent pursuant to the management and mutual services agreements between any Parent of CCO Holdings and/or Charter Communications Operating, LLC and between any Parent of CCO Holdings and other Restricted Subsidiaries of CCO Holdings and pursuant to the limited liability company agreements of certain Restricted Subsidiaries as such management, mutual services or limited liability company agreements exist on the Issue Date (or, if later, on the date any new Restricted Subsidiary is acquired or created), including any amendment or replacement thereof, provided, that any such new agreements or amendments or replacements of existing agreements is not more disadvantageous to the holders of the Notes in any material respect than such management agreements existing on the Issue Date; and further provided, that such new, amended or replacement management agreements do not provide for percentage fees, taken together with fees under existing agreements, any higher than 3.5% of CCI’s consolidated total revenues for the applicable payment period.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Proceeds” means the aggregate cash proceeds received by CCO Holdings or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof or taxes paid or payable as a result thereof (including amounts distributable in respect of owners’, partners’ or members’ tax liabilities resulting from such sale), in each case after taking into account any available tax credits or deductions and any tax sharing arrangements and amounts required to be applied to the repayment of Indebtedness.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither CCO Holdings nor any of its Restricted Subsidiaries

(a)	provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness);

(b)	is directly or indirectly liable as a guarantor or otherwise; or

(c)	constitutes the lender;

(2)	no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes) of CCO Holdings or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of CCO Holdings or any of its Restricted Subsidiaries.

“Parent” means CCH II, CCH I, Charter Holdings, Charter Communications Holding Company, LLC, CCI and/or any direct or indirect Subsidiary of the foregoing 100% of the Capital Stock of which is owned directly or indirectly by one or more of the foregoing Persons, as applicable, and that directly or indirectly beneficially owns 100% of the Capital Stock of CCO Holdings, and any successor Person to any of the foregoing. For purposes of the second paragraph “Certain Covenants—Restricted Payments”, the term “Parent” shall include any corporate co-obligor if such Parent is a limited liability company or other association not taxed as a corporation.

“Permitted Investments” means:

(1)	any Investment in CCO Holdings or by CCO Holdings in CCO Holdings or in a Restricted Subsidiary thereof, or any Investment by a Restricted Subsidiary of CCO Holdings in CCO Holdings or in another Restricted Subsidiary of CCO Holdings;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by CCO Holdings or any of its Restricted Subsidiaries in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of CCO Holdings; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, CCO Holdings or a Restricted Subsidiary of CCO Holdings;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders—Asset Sales”;

(5)	any Investment made out of the net cash proceeds of the issue and sale after the Issue Date (other than to a Subsidiary of CCO Holdings) of Equity Interests (other than Disqualified Stock) of CCO Holdings (or cash contributions to the equity capital of CCO Holdings) to the extent that such net cash proceeds have not been applied to make a Restricted Payment or to effect other transactions pursuant to the covenant described under “— Certain Covenants—Restricted Payments” (with the amount of usage of the basket in this clause (5) being determined net of the aggregate amount of principal, interest, dividends, distributions, repayments, proceeds or other value otherwise returned or recovered in respect of any such Investment, but not to exceed the initial amount of such Investment);

(6)	other Investments in any Person (other than any Parent) having an aggregate fair market value when taken together with all other Investments in any Person made by CCO Holdings and its Restricted Subsidiaries (without duplication) pursuant to this clause (6) from and after the Issue Date, not to exceed $1.1 billion (initially measured on the date each such Investment was made and without giving effect to subsequent changes in value, but reducing the amount outstanding by the aggregate amount of principal, interest, dividends, distributions, repayments, proceeds or other value otherwise returned or recovered in respect of any such Investment, but not to exceed the initial amount of such Investment) at any one time outstanding;

(7)	Investments in customers and suppliers in the ordinary course of business which either

(A)	generate accounts receivable, or

(B)	are accepted in settlement of bona fide disputes;

(8)	Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into CCO Holdings or merged into or consolidated with a Restricted Subsidiary after the Issue Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(9)	any Investment (other than an Investment in a Restricted Subsidiary) existing or pursuant to agreements or arrangements in effect, on the Issue Date and any modification, replacement, renewal or extension thereof; provided that the amount of any such Investment may be increased (x) as required by the terms of such Investment as in existence on the Issue Date or (y) as otherwise permitted under the Indenture;

(10)	Investments received as a result of a bankruptcy, workout, reorganization or recapitalization of customers or suppliers;

(11)	as a result of a foreclosure by CCO Holdings or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(12)	any Investment represented by Hedging Obligations not entered into for speculative purposes;

(13)	loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other expenses, in each case incurred in the ordinary course of business or to finance the purchase of Equity Interests of CCO Holdings or any Parent and in an amount not to exceed $25.0 million at any one time outstanding;

(14)	Investments the payment for which consists of Equity Interests of CCO Holdings or any Parent (exclusive of Disqualified Stock of CCO Holdings);

(15)	Guarantees of Indebtedness permitted under “— Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(16)	Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment or the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons, in each case in the ordinary course of business;

(17)	Investments consisting of the non-exclusive licensing or contribution of intellectual property pursuant to joint marketing arrangements with other persons;

(18)	the creation of Liens on the assets of CCO Holdings or any of its Restricted Subsidiaries in compliance with “Certain Covenants—Liens”;

(19)	Investments consisting of earnest money deposits require in connection a purchase agreement or other acquisitions to the extent not otherwise prohibited under the Indenture; and

(20)	Without duplication of amounts that otherwise increased the amount available under one or more of the foregoing categories of Permitted Investments, investments made from the proceeds from any dividend or distribution by an Unrestricted Subsidiary to CCO Holdings or any of its Restricted Subsidiaries.

“Permitted Liens” means:

(1)	Liens on the assets of a Restricted Subsidiary of CCO Holdings securing Indebtedness and other obligations under any of the Credit Facilities of such Restricted Subsidiary;

(2)	Liens in favor of CCO Holdings;

(3)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated with CCO Holdings; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with CCO Holdings;

(4)	Liens on property existing at the time of acquisition thereof by CCO Holdings; provided that such Liens were in existence prior to the contemplation of such acquisition;

(5)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)	purchase money mortgages or other purchase money Liens (including, without limitation, any Capitalized Lease Obligations) incurred by CCO Holdings upon any fixed or capital assets acquired after the Issue Date or purchase money mortgages (including, without limitation, Capital Lease Obligations) on any such assets, whether or not assumed, existing at the time of acquisition of such assets, whether or not assumed, so long as

(a)	such mortgage or lien does not extend to or cover any of the assets of CCO Holdings, except the asset so developed, constructed, or acquired, and directly related assets such as enhancements and modifications thereto, substitutions, replacements, proceeds (including insurance proceeds), products, rents and profits thereof, and

(b)	such mortgage or lien secures the obligation to pay all or a portion of the purchase price of such asset, interest thereon and other charges, costs and expenses (including, without limitation, the cost of design, development, construction, acquisition, transportation, installation, improvement, and migration) and is incurred in connection therewith (or the obligation under such Capitalized Lease Obligation) only;

(7)	Liens existing on the Issue Date and replacement Liens therefor that do not encumber additional property;

(8)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(9)	statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(10)	Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(11)	Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligation, bankers’ acceptance, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

(12)	easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of CCO Holdings or any of its Restricted Subsidiaries;

(13)	Liens of franchisors or other regulatory bodies arising in the ordinary course of business;

(14)	Liens arising from filing Uniform Commercial Code financing statements regarding leases or other Uniform Commercial Code financing statements for precautionary purposes relating to arrangements not constituting Indebtedness;

(15)	Liens arising from the rendering of a final judgment or order against CCO Holdings or any of its Restricted Subsidiaries that does not give rise to an Event of Default;

(16)	Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(17)	Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Hedging Obligations and forward contracts, options, future contracts, future options or similar agreements or arrangements designed solely to protect CCO Holdings or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

(18)	Liens consisting of any interest or title of licensor in the property subject to a license;

(19)	Liens on the Capital Stock of Unrestricted Subsidiaries;

(20)	Liens arising from sales or other transfers of accounts receivable which are past due or otherwise doubtful of collection in the ordinary course of business;

(21)	Liens incurred with respect to obligations which in the aggregate do not exceed the greater of (i) $50 million or (ii) 1.0% of Consolidated Net Tangible Assets at any one time outstanding;

(22)	Liens in favor of the trustee arising under the Indentures and similar provisions in favor of trustees or other agents or representatives under indentures or other agreements governing debt instruments entered into after the date hereof;

(23)	Liens in favor of the trustee for its benefit and the benefit of holders of the Notes, as their respective interests appear; and

(24)	Liens securing Permitted Refinancing Indebtedness, to the extent that the Indebtedness being refinanced was secured or was permitted to be secured by such Liens.

“Permitted Refinancing Indebtedness” means any Indebtedness of CCO Holdings or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used within 60 days after the date of issuance thereof to extend, refinance, renew, replace, defease or refund, other Indebtedness of CCO Holdings or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that unless permitted otherwise by the Indenture, no Indebtedness of any Restricted Subsidiary may be issued in exchange for, nor may the net proceeds of Indebtedness be used to extend, refinance, renew, replace, defease or refund, Indebtedness of the direct or indirect parent of such Restricted Subsidiary; provided further that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest and premium, if any, on the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith), except to the extent that any such excess principal amount (or accreted value, as applicable) would be then permitted to be incurred by other provisions of the covenant described above under the caption “— Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2)	such Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(3)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, limited liability company, joint stock company, trust, unincorporated organization, government or agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which, by its terms, is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Productive Assets” means assets (including assets of a referent Person owned directly or indirectly through ownership of Capital Stock) of a kind used or useful in the Cable Related Business.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Stock.

“Rating Agencies” means (1) each of Moody’s and S&P; and (2) if either of Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of CCO Holdings’ control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, as amended, selected by CCO Holdings (as certified by a resolution of CCO Holdings’ Board of Directors) as a replacement agency for Moody’s or S&P, or both, as the case may be.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc. or any successor to the rating agency business thereof.

“Significant Subsidiary” means (a) with respect to any Person, any Restricted Subsidiary of such Person which would be considered a “Significant Subsidiary” as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and (b) in addition, with respect to CCO Holdings, Capital Corp.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness on the Issue Date, or, if none, the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any Person:

(1)	any corporation, association or other business entity of which at least 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and, in the case of any such entity of which 50% of the total voting power of shares of Capital Stock is so owned or controlled by such Person or one or more of the other Subsidiaries of such Person, such Person and its Subsidiaries also have the right to control the management of such entity pursuant to contract or otherwise; and

(2)	any partnership

(a)	the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person, or

(b)	the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

“Total Assets” means the total assets of the Issuers and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of the Issuers.

“Treasury Rate” means, for any date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the applicable redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the period from the applicable redemption date to January 31, 2016, provided, however, that if the period from the applicable redemption date is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given except that if the period from the applicable redemption date to January 31, 2016 is less than one year, the weekly average yield on actually traded United States Treasury Securities adjusted to a constant maturity of one year shall be used.

“Unrestricted Subsidiary” means any Subsidiary of CCO Holdings that is designated by the Board of Directors of CCO Holdings or CCI as an Unrestricted Subsidiary pursuant to a board resolution, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	is not party to any agreement, contract, arrangement or understanding with CCO Holdings or any Restricted Subsidiary of CCO Holdings unless the terms of any such agreement, contract,

arrangement or understanding are no less favorable to CCO Holdings or any Restricted Subsidiary of CCO Holdings than those that might be obtained at the time from Persons who are not Affiliates of CCO Holdings unless such terms constitute Investments permitted by the covenant described above under the caption “— Certain Covenants—Investments,” and Permitted Investments or Asset Sales permitted under the covenant described above under the caption “— Repurchase at the Option of the Holders—Asset Sales”; and

(3)	does not own any Capital Stock of any Restricted Subsidiary of CCO Holdings.

Any designation of a Subsidiary of CCO Holdings as an Unrestricted Subsidiary shall be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants—Investments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of CCO Holdings as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” CCO Holdings shall be in default of such covenant. The Board of Directors of CCO Holdings or CCI may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if:

(1)	such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and

(2)	no Default or Event of Default would be in existence immediately following such designation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors or comparable governing body of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying

(a)	the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by

(b)	the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person all of the outstanding common equity interests or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person and/or by one or more Wholly Owned Restricted Subsidiaries of such Person.

BOOK-ENTRY, DELIVERY AND FORM

The Notes sold will be issued in the form of one or more global securities. The global securities will be deposited with, or on behalf of DTC (the “Depositary”), and registered in the name of the Depositary or its nominee. Except as set forth below, the global securities may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary. Investors may hold their beneficial interests in the global securities directly through the Depositary if they have an account with the Depositary or indirectly through organizations which have accounts with the Depositary.

Notes that are issued as described below under “— Certificated Notes” will be issued in definitive form. Upon the transfer of Notes in definitive form, such Notes will, unless the global securities have previously been exchanged for Notes in definitive form, be exchanged for an interest in the global securities representing the aggregate principal amount of Notes being transferred.

The Depositary has advised us as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of institutions that have accounts with the Depositary (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

We expect that pursuant to procedures established by the Depositary, upon the issuance of the global securities, the Depositary will credit, on its book-entry registrations and transfer system, the aggregate principal amount of Notes represented by such global securities to the accounts of participants. The accounts to be credited shall be designated by the underwriter of the Notes. Ownership of beneficial interests in the global securities will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interest) and such participants (with respect to the owners of beneficial interests in the global securities other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

So long as the Depositary, or its nominee, is the Holder of the global securities, the Depositary or such nominee, as the case may be, will be considered the sole legal owner and Holder of the Notes for all purposes of the Notes and the Indenture. Except as set forth below, you will not be entitled to have the Notes represented by the global securities registered in your name, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owner or Holder of any Notes under the global securities. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global securities desires to take any action that the Depositary, as the Holder of the global securities, is entitled to take, the Depositary will authorize the participants to take such action, and that the participants will authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make all payments on Notes represented by the global securities registered in the name of and held by the Depositary or its nominee to the Depositary or its nominee, as the case may be, as the owner and Holder of the global securities. We expect that the Depositary or its nominee, upon receipt of any payment in respect of the global securities, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the aggregate principal amount of the global securities as shown on the records of the Depositary or its nominee. We also expect that payments by participants to owners of beneficial interest in the global securities held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global securities for any Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the global securities owning through such participants.

Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the global securities among participants of the Depositary, it is under no obligations to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor we will have any responsibility for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

Subject to certain conditions, the Notes represented by the global securities will be exchangeable for certificated Notes in definitive form of like tenor as such Notes if (1) the Depositary notifies us that it is unwilling or unable to continue as Depositary for the global securities and a successor is not promptly appointed or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act or (2) we in our discretion at any time determines not to have all of the Notes represented by the global securities.

Any Notes that are exchangeable pursuant to the preceding sentence will be exchanged for certificated Notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the global securities are not exchangeable, except for global securities of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that the discussion of tax matters set forth in this prospectus supplement was written in connection with the preparation of this prospectus supplement and marketing of Notes and was not intended or written to be used, and cannot be used by any prospective investor, for the purpose of avoiding tax-related penalties under the Code. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.

This section summarizes certain United States federal income tax considerations relating to the purchase, ownership, and disposition of the Notes. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), Treasury regulations issued under the Code, judicial authority and administrative rulings and practice, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. As a result, the tax considerations of purchasing, owning or disposing of the Notes could differ from those described below. This summary deals only with purchasers who purchase the Notes at the offering price in this offering and hold the Notes as “capital assets” within the meaning of Section 1221 of the Code. This summary is general in nature and does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it address tax considerations applicable to persons in special tax situations, such as financial institutions, individual retirement and other tax deferred accounts, insurance companies, S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such entities), regulated investment companies, tax exempt investors, broker-dealers, dealers in securities and currencies, U.S. expatriates, persons holding Notes as a position in a “straddle,” “hedge,” “conversion transaction,” or other integrated transaction for tax purposes, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. alternative minimum tax rules, any consequences resulting from the newly enacted Medicare tax on investment income, U.S. federal estate or gift tax laws, the tax laws of any U.S. state or locality, any non-U.S. tax laws, or any tax laws other than income tax laws. We will not seek a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the matters discussed herein and there can be no assurance that the IRS will not challenge one or more of the tax consequences described herein.

As used herein, a “U.S. Holder” is a beneficial owner of Notes that is, for U.S. federal income tax purposes:

—	an individual that is a citizen or resident of the United States,

—

a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

—	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or

—

a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

As used herein, the term “Non-U.S. Holder” means a beneficial owner of Notes that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust and is not a U.S. Holder.

If any entity treated as a partnership for U.S. tax purposes is a beneficial owner of Notes, the treatment of a partner in the partnership generally will depend upon the status of the partner and upon the activities of the partnership. A holder of Notes that is a partnership and partners in such a partnership should consult their independent tax advisors about the U.S. federal income tax consequences of holding and disposing of Notes.

In certain circumstances (see, e.g., “Description of Notes—Repurchase at the Option of Holders—Change of Control”), we may be obligated to pay amounts in excess of stated interest or principal on the Notes. Our obligation to pay such excess amounts may implicate the provisions of the Treasury regulations relating to “contingent payment debt instruments,” in which case the timing and amount of income inclusions and the character of income recognized may be different from the consequences discussed herein. Under these regulations, however, one or more contingencies will not cause a debt instrument to be treated as a contingent payment debt instrument if, as of the issue date, such contingencies in the aggregate are considered “remote” or “incidental.” We believe and intend to take the position that the foregoing contingencies should be treated as remote and/or incidental. Our position is binding on a holder, unless the holder discloses in the proper manner to the IRS that it is taking a different position. However, this determination is inherently factual and we can give you no assurance that our position would be sustained if challenged by the IRS. A successful challenge of this position by the IRS could affect the timing and amount of a holder’s income and could cause the gain from the sale or other disposition of a note to be treated as ordinary income, rather than capital gain. This disclosure assumes that the Notes will not be considered contingent payment debt instruments. Holders are urged to consult their own tax advisors regarding the potential application to the Notes of the contingent payment debt regulations and the consequences thereof.

The U.S. federal income tax discussion set forth above as to both U.S. Holders and Non-U.S. Holders is included for general information only and may not be applicable depending upon a Holder’s particular situation. Investors considering the purchase of Notes should consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

U.S. HOLDERS

Stated interest

Stated interest on a note will be includable by a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with such holder’s method of accounting for U.S. federal income tax purposes.

Sale, exchange, retirement, redemption or other taxable disposition of the Notes

Upon the disposition of a note by sale, exchange, retirement, redemption or other taxable disposition, a U.S. Holder will generally recognize gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid stated interest, which will be taxed as ordinary interest income to the extent not previously so taxed) and (ii) the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis generally will be equal to the holder’s initial tax basis in the Notes (which will be equal to the original purchase price). A U.S. Holder’s gain or loss will generally constitute capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held such note for longer than one year. Non-corporate taxpayers are generally subject to a reduced federal income tax rate on net long-term capital gains. The deductibility of capital losses is subject to certain limitations.

Backup withholding and information reporting

In general, a U.S. Holder will be subject to backup withholding at the applicable tax rate (currently 28% and scheduled to increase to 31% in 2013) with respect to cash payments of interest on the Notes and the gross proceeds from dispositions (including a retirement or redemption) of the Notes, unless the holder (i) is an entity that is exempt from backup withholding (generally including corporations, tax-exempt organizations and certain qualified nominees) and, when required, provides appropriate documentation to that effect or (ii) provides us or our paying agent with its social security or other taxpayer identification number (“TIN”) within a reasonable time after a request therefor, certifies that the TIN provided is correct and that the holder has not been notified by the IRS that it is subject to backup withholding due to underreporting of interest or dividends, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder who does not provide us or our paying agent with its correct TIN may be subject to penalties imposed by the IRS. United States backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. We or our paying agent will report to the holders and the IRS the amount of any “reportable payments” and any amounts withheld with respect to the Notes as required by the Code and applicable Treasury regulations.

NON-U.S. HOLDERS

The following discussion applies only to Non-U.S. Holders. Special rules may apply to certain Non-U.S. Holders, such as controlled foreign corporations, corporations that accumulate earnings to avoid United States federal income tax, passive foreign investment companies, and certain expatriates, among others, that are subject to special treatment under the Code. Such holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Interest

Subject to the discussion of backup withholding below, interest income of a Non-U.S. Holder that is not effectively connected with a United States trade or business carried on by the Non-U.S. Holder will qualify for the so-called “portfolio interest exemption” and, therefore, will not be subject to United States federal income tax or withholding, provided that

—

the Non-U.S. Holder does not actually or constructively (pursuant to the rules of Section 871(h)(3)(C) of the Code) hold 10% or more of the capital or profits interest of Charter Communications Holding Company, LLC;

—

the Non-U.S. Holder is not a controlled foreign corporation related to Charter Communications Holding Company, LLC actually or constructively through the stock ownership rules under Section 864(d)(4) of the Code;

—	the Non-U.S. Holder is not a bank that is receiving the interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

—

the beneficial owner satisfies the certification requirements set forth in Section 871(h) or 881(c), as applicable, of the Code and the Treasury regulations issued thereunder by giving us or our paying agent an appropriate IRS Form W-8 (or a suitable substitute or successor form or such other form as the IRS may prescribe) that has been properly completed and duly executed establishing its status as a Non-U.S. Holder or by other means prescribed by applicable Treasury regulations.

If all of these conditions are not met, interest on the Notes paid to a Non-U.S. Holder that is not effectively connected with a United States trade or business carried on by the Non-U.S. Holder will generally be subject to federal income tax and withholding at a 30% rate unless an applicable income tax treaty reduces or eliminates such tax, and the Non-U.S. Holder claims the benefit of that treaty by providing an appropriate IRS Form W-8 (or a suitable substitute or successor form or such other form as the IRS may prescribe) that has been properly completed and duly executed.

If the interest on the Notes is effectively connected with a United States trade or business carried on by the Non-U.S. Holder (“ECI”), the Non-U.S. Holder will be required to pay U.S. federal income tax on that interest on a net income basis generally in the same manner as a U.S. Holder unless an applicable income tax treaty provides otherwise (and the 30% withholding tax described above will not apply, provided the appropriate statement is provided to us or our paying agent). If a Non-U.S. Holder is eligible for the benefits of any income tax treaty between the United States and its country of residence, any interest income that is ECI will be subject to U.S. federal income tax in the manner specified by the treaty if the Non-U.S. Holder claims the benefit of the treaty by providing an appropriate IRS Form W-8 (or a suitable substitute or successor form or such other form as the IRS may prescribe) that has been properly completed and duly executed. In addition, a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate, or, if applicable, a lower treaty rate, on its effectively connected earnings and profits attributable to such interest.

Sale, exchange, retirement, redemption or other taxable disposition of the Notes

A Non-U.S. Holder will generally not be subject to United States federal income tax on any gain realized on a sale, exchange, retirement, redemption or other taxable disposition of the Notes (other than any amount representing accrued but unpaid interest on the Note, which is subject to the rules discussed above under “Non-U.S. Holders—Interest”) unless:

—	the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, or

—	in the case of a Non-U.S. Holder who is a nonresident alien individual, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met.

If a Non-U.S. Holder falls under the first of these exceptions, unless an applicable income tax treaty provides otherwise, the holder will be taxed on the net gain derived from the disposition of the Notes under the graduated United States federal income tax rates that are applicable to U.S. persons and, if the Non-U.S. Holder is a foreign corporation, it may also be subject to the branch profits tax described above.

If an individual Non-U.S. Holder falls under the second of these exceptions, the holder generally will be subject to United States federal income tax at a rate of 30% (unless a lower applicable treaty rate applies) on the amount by which the gain derived from the disposition from sources within the United States exceeds such holder’s capital losses allocable to sources within the United States for the taxable year of the sale.

New legislation affecting taxation of notes held by or through foreign entities

Recently enacted legislation generally imposes a withholding tax of 30% on interest income paid on a debt obligation and on the gross proceeds of a disposition of a debt obligation paid after December 31, 2012 to (i) a foreign financial institution (as a beneficial owner or as an intermediary), unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners), and (ii) a foreign entity that is not a financial institution (as a beneficial owner or as an intermediary), unless such entity provides the withholding agent with a certification identifying the substantial United States owners of the entity, which generally includes any United States person who directly or indirectly owns more than 10% of the entity. Under certain circumstances, a Non-U.S. Holder of our Notes might be eligible for a refund or credits of such taxes, and a Non-U.S. Holder might be required to file a United States federal income tax return to claim such refunds or credits. The IRS has since released transitional guidance indicating that it will not apply this new withholding tax (i) to interest income on a debt obligation that is paid on or before December 31, 2013 or (ii) to gross proceeds of a disposition of a debt obligation paid on or before

December 31, 2014. This legislation generally does not apply to a debt obligation outstanding on March 18, 2012, unless such debt obligation undergoes a “significant modification” (within the meaning of section 1.1001-3 of the Treasury regulations promulgated under the Code) after such date. We anticipate that this legislation will not apply to our Notes, unless the terms of our Notes were to be significantly modified (within the meaning of applicable Treasury Regulations) or deemed to be reissued for U.S. federal income tax purposes after March 18, 2012. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in our notes.

Backup withholding and related information reporting

Amounts of interest paid to a Non-U.S. Holder on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to such holder. The IRS may make this information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which the Non-U.S. Holder is resident.

Backup withholding generally will not apply to payments of interest on the Notes by us or our paying agent if a holder certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption, provided that we or our paying agent do not have actual knowledge or reason to know that such holder is a United States person. The payment of the proceeds of the disposition of Notes (including a retirement or redemption) to or through the United States office of a United States or foreign broker will be subject to backup withholding and related information reporting (currently 28% and scheduled to increase to 31% in 2013) unless the Non-U.S. Holder provides the certification described above or otherwise establishes an exemption.

The proceeds of a disposition (including a retirement or redemption) effected outside the United States by a Non-U.S. Holder of the Notes to or through a foreign office of a broker generally will not be subject to backup withholding or related information reporting. However, if that broker is, for United States tax purposes, a U.S. person, a controlled foreign corporation, a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a trade or business in the United States, or a foreign partnership that is engaged in the conduct of a trade or business in the United States or that has one or more partners that are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, such information reporting requirements will apply unless that broker has documentary evidence in its files of such holder’s status as a Non-U.S. Holder. Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against such holder’s United States federal income tax liability and may entitle it to a refund, provided it timely furnishes the required information to the IRS.

UNDERWRITING

Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., UBS Securities LLC and J.P. Morgan Securities LLC are representatives of the several underwriters named below. Subject to the terms and conditions set forth in the underwriting agreement between us and the underwriters, the underwriters named below have agreed to purchase from us, severally and not jointly, the principal amounts of notes offered by this prospectus supplement at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

Underwriter	Principal Amount of Notes
Credit Suisse Securities (USA) LLC	$
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
UBS Securities LLC
J.P. Morgan Securities LLC
U.S. Bancorp Investments, Inc.
RBC Capital Markets, LLC
Barclays Capital Inc.
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
Morgan Joseph TriArtisan LLC
SunTrust Robinson Humphrey, Inc.
Credit Agricole Securities (USA) Inc.

$750,000,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent. The underwriting agreement provides that the underwriters will purchase all of the Notes if any of them are purchased. In the underwriting agreement, the Issuers and Charter have agreed that they will not, and will not permit any of their subsidiaries to, offer, sell, contract to sell or otherwise dispose of, any securities of the Issuers that are substantially similar to the Notes within 30 days of the date of this prospectus supplement without the prior consent of Credit Suisse Securities (USA) LLC. The underwriters may offer and sell notes through their affiliates. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have been advised by the underwriters that the underwriters propose to offer the Notes to the public at the public offering price set forth on the cover page of this prospectus supplement. After commencement of the offering, the offering price and other selling terms may be changed by the underwriters.

The Notes are not listed on any securities exchange or included in any quotation system. The underwriters have advised us that they currently intend to make a market in the Notes. However, the underwriters are not obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

We have agreed to indemnify the several underwriters and certain controlling persons against certain liabilities, including liabilities under the Securities Act.

The underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Notes at a level above that which might otherwise prevail in the open market. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. A stabilizing bid is a bid for the purchase of Notes on behalf of the underwriters for the purpose of fixing or maintaining the price of the Notes. A syndicate covering transaction is the bid for or the purchase of Notes on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(a)	to any legal entity which a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the Issuers to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe to the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The underwriters have represented, warranted and agreed that:

—

they have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by them in connection with the issue or sale of the notes included in this offering in circumstances in which Section 21(1) of the FSMA does not apply to us or the guarantor; and

—

they have complied and will comply with all applicable provisions of the FSMA with respect to anything done by them in relation to the notes included in this offering in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

NOTICE TO PROSPECTIVE INVESTORS IN JAPAN

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

NOTICE TO PROSPECTIVE INVESTORS IN SINGAPORE

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

OTHER RELATIONSHIPS

Certain of the underwriters or their respective affiliates from time to time have provided in the past and may provide in the future investment banking, commercial lending and financial advisory services to us and our affiliates in the ordinary course of business.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Issuers. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. Certain of the underwriters or their affiliates are lenders and/or agents under the Charter Operating credit facilities. In addition, certain underwriters or their affiliates acted as arrangers for the Term Loan A Financing and are lenders for a portion of the new Term Loan A Financing. Additionally, certain of the underwriters and/or their affiliates hold the Subject Notes and may receive a portion of the proceeds of this offering to the extent they tender their notes in the Tender Offer. Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and UBS Securities LLC are acting as Dealer Managers and solicitation agents in connection with the Tender Offer.

Furthermore, Apollo Management, LLC has a noncontrolling interest in Morgan Joseph TriArtisan LLC and its affiliates.

SETTLEMENT

We expect that delivery of the notes will be made to investors on or about January 26, 2012, which will be the tenth business day following the date of this prospectus supplement (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

LEGAL MATTERS

The validity of the Notes offered in this prospectus supplement will be passed upon for the Issuers by Kirkland & Ellis, LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

The indenture governing the Notes will provide that, regardless of whether they are at any time required to file reports with the SEC, the Issuers will file with the SEC and furnish to the holders of the Notes all such reports and other information as would be required to be filed with the SEC if the Issuers were subject to the reporting requirements of the Exchange Act; provided, that so long as Charter guarantees the obligations under the Notes, the reports of Charter filed with the SEC shall satisfy this requirement.

This prospectus supplement contains summaries, believed to be accurate in all material respects, of certain terms of certain agreements regarding this offering and the Notes (including but not limited to the indenture governing the Notes and the purchase agreement), but reference is hereby made to the actual agreements, copies of which will be made available to you upon request to us or the underwriters, for complete information with respect thereto, and all such summaries are qualified in their entirety by this reference. Any such request for the agreements summarized herein should be directed to Investor Relations, CCO Holdings, LLC, 12405 Powerscourt Drive, St. Louis, Missouri 63131, telephone number (314) 965-0555.

PROSPECTUS

CCO Holdings, LLC

CCO Holdings Capital Corp.

Charter Communications, Inc.

Debt Securities

CCO Holdings, LLC and CCO Holdings Capital Corp. may from time to time offer and sell debt securities to be guaranteed by Charter Communications, Inc. The specific terms of any securities to be offered will be described in a supplement to this prospectus.

The securities may be sold to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

See “Risk Factors” beginning on page 4 of this prospectus for a discussion of certain risks that you should consider prior to investing in the debt securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated January 4, 2011.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, regarding, among other things, our plans, strategies and prospects, both business and financial, including, without limitation, the forward-looking statements set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2009 and Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 filed with the SEC. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions, including, without limitation, the factors described in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2009 and Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 filed with the SEC. Many of the forward-looking statements contained in this prospectus may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning” and “potential,” among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus and in other reports or documents that we file from time to time with the Securities and Exchange Commission, which we refer to as the SEC, and include, but are not limited to:

—

our ability to sustain and grow revenues and free cash flow by offering video, high-speed Internet, telephone and other services to residential and commercial customers, to adequately deliver customer service and to maintain and grow our customer base, particularly in the face of increasingly aggressive competition, the need for innovation and related capital expenditures and the difficult economic conditions in the United States;

—

the impact of competition from other distributors, including but not limited to incumbent telephone companies, direct broadcast satellite operators, wireless broadband providers, and digital subscriber line (“DSL”) providers and competition from video provided over the Internet;

—	general business conditions, economic uncertainty or downturn, high unemployment levels and the significant downturn in the housing sector and overall economy;

—	our ability to obtain programming at reasonable prices or to raise prices to offset, in whole or in part, the effects of higher programming costs (including retransmission consents);

—	the effects of governmental regulation on our business;

—

the availability and access, in general, of funds to meet our debt obligations, prior to or when they become due, and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, (iii) access to the capital or credit markets including through new issuances, exchange offers or otherwise, especially given recent volatility and disruption in the capital and credit markets, or (iv) other sources and our ability to fund debt obligations (by dividend, investment or otherwise) to the applicable obligor of such debt; and

—

our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. We are under no duty or obligation to update any of the forward-looking statements after the date of this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act to register with the SEC being offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with it. For further information about us, reference is made to the registration statement and the exhibits and schedules filed with it. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We will file annual, quarterly and current reports, proxy and registration statements and other information with the SEC. You may read and copy any reports, statements, or other information that we file, including the registration statement, of which this prospectus forms a part, and the exhibits and schedules filed with it, without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC on the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

We are incorporating by reference specified documents that Charter files with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or Exchange Act (excluding any information furnished but not filed) prior to the termination of this offering:

—	Charter’s Annual Report on Form 10-K for the year ended December 31, 2009;

—	Charter’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010; and

—

Charter’s Current Reports on Form 8-K filed on January 4, 2010, January 22, 2010, February 12, 2010, March 10, 2010, March 18, 2010, April 6, 2010, April 13, 2010, April 16, 2010, May 4, 2010, May 11, 2010, June 22, 2010, August 2, 2010, August 6, 2010, August 20, 2010, September 15, 2010, September 30, 2010, December 16, 2010 and January 4, 2011.

The information in the above filings speaks only as of the respective dates thereof, or, where applicable, the dates identified therein. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Charter’s filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, are available free of charge on our website (www.charter.com) as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus. You may also obtain a copy of these filings at no cost by writing or telephoning us at the following address:

Charter Communications, Inc.

12405 Powerscourt Drive

St. Louis, Missouri 63131

Attention: Investor Relations

Telephone: (314) 965-0555

Except for the documents incorporated by reference as noted above, we do not intend to incorporate into this prospectus any of the information included on our website.

CHARTER HAS NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE OFFERING THAT IS DIFFERENT FROM, OR IN ADDITION TO, THAT CONTAINED IN THIS PROSPECTUS OR IN ANY OF THE MATERIALS THAT ARE INCORPORATED INTO THIS PROSPECTUS. THEREFORE, IF ANYONE DOES GIVE YOU INFORMATION OF THIS SORT, YOU SHOULD NOT RELY ON IT. IF YOU ARE IN A JURISDICTION WHERE OFFERS TO EXCHANGE OR SELL, OR SOLICITATIONS OF OFFERS TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS ARE UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE OFFER PRESENTED IN THIS PROSPECTUS DOES NOT EXTEND TO YOU.

YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS AND NEITHER THE MAILING OF THIS PROSPECTUS NOR THE ISSUANCE OF OUR CLASS A COMMON STOCK PURSUANT TO THIS OFFERING SHALL CREATE AN IMPLICATION TO THE CONTRARY.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information that may be important to you in making an investment decision. You should read this entire prospectus carefully, including the documents incorporated by reference, which are described under “Incorporation by Reference of Certain Documents” and “Where You Can Find Additional Information.” You should also carefully consider, among other things, the matters discussed in the section titled “Risk Factors.”

CCO Holdings, LLC (“CCO Holdings”) is an indirect subsidiary of Charter Communications, Inc. (“Charter”). CCO Holdings is a holding company with no operations of its own. CCO Holdings Capital Corp. (“CCO Holdings Capital”) is a wholly owned subsidiary of CCO Holdings. CCO Holdings Capital is a company with no operations of its own and no subsidiaries. CCO Holdings and its direct and indirect subsidiaries, as well as CCO Holdings Capital, are managed by Charter.

Unless otherwise stated, the discussion in this prospectus of our business and operations includes the business of Charter and its direct and indirect subsidiaries. Unless otherwise stated, all business data included in this summary is as of September 30, 2010.

Our Business

We are among the largest providers of cable services in the United States, offering a variety of entertainment, information and communications solutions to residential and commercial customers. Our infrastructure consists of a hybrid of fiber and coaxial cable plant passing approximately 12.0 million homes, with 96% of homes passed at 550 MHZ or greater and 96% of plant miles two-way active. A national Internet Protocol (IP) infrastructure interconnects all Charter markets.

For the nine months ended September 30, 2010, we generated approximately $5.3 billion in revenue, of which approximately 53% was generated from our residential video service. For the year ended December 31, 2009, we generated approximately $6.8 billion in revenue, of which approximately 55% was generated from our residential video service. We also generate revenue from high-speed Internet, telephone service and advertising with residential and commercial high-speed Internet and telephone service contributing the majority of the recent growth in our revenue.

As of September 30, 2010, we served approximately 5.2 million customers. We sell our video, high-speed Internet and telephone services primarily on a subscription basis, often in a bundle of two or more services, providing savings and convenience to our customers. Bundled services are available to approximately 96% of our homes passed, and approximately 60% of our customers subscribe to a bundle of services.

We served approximately 4.7 million video customers as of September 30, 2010, of which approximately 73% subscribed to digital video service. Digital video enables our customers to access advanced services such as high definition television, OnDemand video programming, an interactive program guide and digital video recorder, or DVR service.

We also served approximately 3.2 million high-speed Internet customers as of September 30, 2010. Our high-speed Internet service is available in a variety of download speeds up to 60 Mbps. We also offer home networking service, or Wi-Fi, enabling our customers to connect up to five computers wirelessly in the home.

We provided telephone service to approximately 1.7 million customers as of September 30, 2010. Our telephone services typically include unlimited local and long distance calling to the U.S., Canada and Puerto Rico, plus more than 10 features, including voicemail, call waiting and caller ID.

1

Through Charter Business®, we provide scalable, tailored broadband communications solutions to business organizations, such as business-to-business Internet access, data networking, fiber connectivity to cellular towers, video and music entertainment services and business telephone. As of September 30, 2010, we served approximately 255,200 business revenue generating units, including small- and medium-sized commercial customers. Our advertising sales division, Charter Media®, provides local, regional and national businesses with the opportunity to advertise in individual markets on cable television networks.

We have a history of net losses. Our net losses are principally attributable to insufficient revenue to cover the combination of operating expenses, interest expenses that we incur because of our debt, and depreciation expenses resulting from the capital investments we have made, and continue to make, in our cable properties, and in 2010, amortization expenses resulting from the application of fresh start accounting.

On March 27, 2009, we filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), to reorganize under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”). The Chapter 11 cases were jointly administered under the caption In re Charter Communications, Inc., et al., Case No. 09-11435. On May 7, 2009, we filed a Joint Plan of Reorganization (the “Plan”), and a related disclosure statement (the “Disclosure Statement”), with the Bankruptcy Court. The Plan was confirmed by the Bankruptcy Court on November 17, 2009 (the “Confirmation Order”), and became effective on November 30, 2009 (the “Effective Date”), the date on which we emerged from protection under Chapter 11 of the Bankruptcy Code.

2

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the unaudited consolidated ratio of earnings to fixed charges of Charter Communications, Inc. for the periods shown:

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	Predecessor 2007	Predecessor 2008	Combined 2009 (1)	Predecessor 2009	Successor 2010
Ratio of Earnings to Fixed Charges (2)	—	—	8.05x	—	1.09x

For more information on the ratio of earnings to fixed charges, see Exhibit 12.1 filed herewith.

(1)	Upon our emergence from bankruptcy, we adopted fresh start accounting, which resulted in us recording a $11.8 billion gain due to bankruptcy related items during the eleven months ended November 30, 2009. In accordance with GAAP, the audited consolidated financial statements present the results of operations for (i) the eleven months ended November 30, 2009 of the Predecessor and (ii) the one month ended December 31, 2009 of the Successor. However, for purposes of ratio of consolidated earnings to fixed charges in this prospectus supplement, we have combined the 2009 results of operations for the Predecessor and the Successor.

(2)	Earnings for the years ended December 31, 2007 and 2008 and for the nine months ended September 30, 2009 were insufficient to cover fixed charges by $1.3 billion, $2.6 billion and $3.4 billion, respectively. As a result of such deficiencies, the ratios are not presented above.

3

RISK FACTORS

You should consider carefully all of the information set forth in any accompanying prospectus supplement and the documents incorporated by reference herein, unless expressly provided otherwise, and, in particular, the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2009 and Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 filed with the SEC and incorporated by reference in this prospectus. The risks described in any document incorporated by reference herein are not the only ones we face, but are considered to be the most material. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of securities as set forth in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Charter Communications, Inc. and subsidiaries as of December 31, 2009 (Successor Company) and 2008 (Predecessor Company) (collectively, the Company), and for the one month ended December 31, 2009 (Successor Company), the eleven months ended November 30, 2009 (Predecessor Company) and for each of the years in the two-year period ended December 31, 2008 (Predecessor Company), and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated by reference herein, in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing in our Annual Report on Form 10-K for the year ended December 31, 2009, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2009 consolidated financial statements refers to the adoption of AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (included in FASBASC Topic 852, Reorganizations), effective as of November 30, 2009, and Financial Accounting Standards Board Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51 (included in FASB ASC Topic 810, Consolidations), effective January 1, 2009.

LEGAL MATTERS

Kirkland & Ellis LLP, New York, New York, will pass upon the validity of the securities offered in this offering.

4

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

$750,000,000

CCO Holdings, LLC

CCO Holdings Capital Corp.

    % Senior Notes due 2022

                    , 2012

Credit Suisse

BofA Merrill Lynch

Citigroup

Deutsche Bank Securities

UBS Investment Bank

J.P. Morgan

US Bancorp

RBC Capital Markets

Barclays Capital

Goldman, Sachs & Co.

Morgan Stanley

Morgan Joseph TriArtisan

SunTrust Robinson Humphrey

Credit Agricole CIB